SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended December 31, 2005

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2005

INDEX

Financial Statements

          7001 Management Report
          7002 Balance Sheet
          7003 Statement of Income
          7004 Statement of Changes in Stockholders' Equity
          7005 Statement of Changes in Financial Position
          7006 Consolidated Balance Sheet
          7007 Consolidated Statement of Income
          7008 Consolidated Statement of Changes in Stockholders' Equity
          7009 Consolidated Statement of Changes in Financial Position
          7010 Financial Group Balance Sheet
          7011 Financial Group Statement of Income
          7012 Financial Group Statement of Changes in Financial Position
          7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

          7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

          7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

          7016 Marketable Securities by Type and Maturity
          7017 Marketable Securities by Balance Sheet Account and Maturity
          7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
          7019 Maturity of Lending Operations Portfolio
          7020 Flow of Lending Operations Portfolio
          7021 Geographical Distribution of Lending Operations Portfolio and Deposits
          7022 Risk Level of Lending Operations Portfolio
          7023 Lending Operations Portfolio by Index
          7024 Credit Assignment
          7025 Lending Operations Portfolio by Amount and Risk Level
          7026 Fixed Assets
          7027 Funding by Maturity

Risk Management

          7028 Operational Limits

Complemental Statistical Information

          7029 Branches Financial Information
          7030 Taxes and Charges
          7031 Correspondent Banks Transactions
          7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

          7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

          7034 Provisions
          7035 Capital
          7036 Cash Dividends Paid
          7037 Changes on Capital in the Reference Period
          7038 Commitments and Guarantees
          7039 Assets and Liabilities Denominated in Foreign Currency
          7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

The Brazilian Economy

Brazil’s economic fundamentals continued to evolve positively in 2005. External solvency indicators improved as result of both the Brazilian Central Bank and the Treasury actions in the FX market, and the substantial trade surplus. The maintenance of the fiscal policy allowed the primary surplus to reach 4.83% of the GDP in 2005. A rigorous execution of monetary policy supported the convergence of consumer price inflation toward the Central Bank's targets.

The yearly inflation measured by the IPC-A was 5.7%, within the Administration’s official target (4.5% ± 2.5 percentage points) and lower than the average inflation in the 1999-2004 period (8.7%) . The reference short-term interest rate, the Selic, closed the year at 18%. The exchange rate was R$2.34/US$ at year-end, from R$2.65/US$ a year earlier.

We estimate that GDP growth in 2005 was approximately 2.5% . The unemployment rate reached 8.3% in December, according to surveys by the national statistics agency (IBGE), a lower figure than in 2004, showing that the labor market did not decelerate as much as the GDP. Credit expansion surpassed 21.5% in nominal terms.

The international economic scenario remained positive in 2005, with high global growth rates. Abundant international liquidity and the improvement in domestic fundamentals drove a substantial reduction in country risk, as measured by the Embi+BR, which tightened 20.3% to finish the year at 305 basis points.

Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Insurance and Private Pension Plans, and Wealth Management. All the segments contributed to improve the conglomerate’s profitability during 2005.

Retail
Unibanco’s retail business surpassed the 20 million client-base mark in December 2005. The commercial bank is geared towards individual clients and small to medium-sized companies; Unicard and Hipercard are credit card companies; Fininvest, Pontocred and LuizaCred comprise the companies focused on consumer financing; and Unibanco Financeira provides financing for cars and heavy vehicles.

Unibanco closed the year with 914 branches and 349 corporate-site branches. Fininvest had over 600 fully-owned stores, kiosks and mini-stores, plus another 12,000 points-of-sale at year-end. On the same date, LuizaCred counted on 352 stores and PontoCred had 369 stores.

Unibanco’s branches have been undergoing remodeling since the beginning of 2005, when the new logo and new marketing positioning were formally launched. However, the remodeling process in the branches goes beyond physical layout and accommodates a new service model, known as “Novo Modelo de Atendimento”.

Wholesale
The Wholesale segment serves companies with annual sales greater than R$150 million and institutional investors. In 2005, this segment completed a restructuring process launched in 2004, establishing new commercial officers in São Paulo and Rio de Janeiro.

The main highlights of the year were:

- Manager in four of the main Brazilian public offerings, totaling approximately US$1.5 billion - including the participation as lead manager of the Unibanco Units and GDSs offering (September), the largest equity deal occurred in Brazil since 2002.

- Lead manager in the issuance of 18 debentures, totaling approximately R$7.4 billion. Unibanco is 1st by number of operations and 2nd in debentures distribution and origination in Anbid’s ranking with approximately 20% market share.

- Disbursement of R$2.5 billion as BNDES financial agent, holding on to 3rd place in the general ranking, with a 10.3% market share. Unibanco also ranked 2nd place in BNDES-Exim modality, with R$1.3 billion in disbursements during 2005, reaching a 17.9% market share.

- Combined balance of trade finance transactions and international warranties of US$2.0 billion.

Insurance and Private Pension Plans
The insurance and private pension plans businesses earned R$321 million in 2005. Their return on average equity was 22.2% in the period. Consolidated technical reserves at these businesses were R$7,258 million at year-end.

Unibanco AIG Seguros kept its leadership in the segments of property risk, aviation, D&O (Directors and Officers) and energy distribution, in addition to extended warranty products, according to the latest data published by Susep (November 2005).

Wealth Management
Unibanco Asset Management (UAM) finished December 2005 with R$37,396 million in assets under management, up 13.4% in 12 months, with a 5.0% market share. During the year, UAM invested in multiple efforts to expand its investor-base, strengthen synergies, and widen the share of high value-added mutual funds in its product portfolio. Assets under management by the Private Bank placed 2nd in Anbid’s global ranking, with a 11.4% market share as of December 2005.

Human Resources

The Human Resources department is committed to promote professional growth and align employees’ personal interests with the conglomerate’s strategic objectives. With a staff of 29,504 professionals, Unibanco in 2005 invested approximately R$34 million in various training and skill development programs, including MBA programs in Brazil and abroad, besides courses directed both at front-office and back-office personnel, such as “Atendendo com Excelência” and “Gestão de Pessoas”.

The company in 2005 started to implement a new framework for all the conglomerate’s employees, seeking to evolve the profit sharing program into an even more merit-driven endeavor. The implementation has been gradual, by business unit, scheduled to cover all areas by the end of 2006.

Unibanco’s employee satisfaction index in 2005 was 75%, while the motivation index reached a 77% historic record. This survey is conducted by external consultants and aims to periodically assess the organizational environment.

Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure that reports to the executive officer in charge of the Legal, Auditing, Risk, Compliance and Institutional Relations departments.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

Corporate Governance

Superior corporate governance has been embedded in Unibanco’s day-to-day business at all seniority levels. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

Independent Auditing
In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the year-end 2005, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$2,542 thousand, or approximately 31% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period. This amount includes auditing services to identify internal controls regarding the project implemented to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by March, 2006.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

Quarterly Interest on Capital Stock
Unibanco has been paying Dividends/Interest on Capital Stock quarterly since the beginning of 2005. The net value of declared Interest on Capital Stock related to the year 2005 was R$617 million.

Unibanco’s policy for remunerating shareholders contemplates a minimum distribution of 35% of annual net income after the constitution of legal reserves. The 2005 payout was 35.3% .

Unibanco’s Securities

Inclusion in the Ibovespa and the ISE
Unibanco’s Units became part of the Ibovespa index in May 2005 after a series of initiatives to promote liquidity in its stock in the local market. The average daily trading volume of Units at Bovespa grew 340.9% to R$19.4 million in 2005.

On December 1st, 2005, Unibanco was selected – together with 27 other companies – to join the Bovespa ISE (Corporate Sustainability Index). From a pool of 121 companies, the index recognizes those with the best corporate governance practices and sustainability criteria. Of the 34 stocks in the index, Unibanco’s Units have the third highest weight in the ranking. With its inclusion in the ISE, Unibanco received a “quality certification” of social responsibility, quality, and commitment to the country’s culture and ethics in business.

The Units participate in the following Bovespa indices:

Index	Weight (%)
	12/30/2004	1/2/06

Ibovespa	0.984 (*)	1.564
IBrX-50	2.892	3.808
IBrX-100	2.553	3.329
IGC	4.946	5.096
ISE (**)	n/a	9.569

(*) In May, 2005, when the Units became part of the Index.
(**) Started in December, 2005. The portfolio is revised on a yearly basis.

Public Offerings of Units and GDSs
Unibanco in 2005 placed two well-received secondary offerings of Units and GDSs. At the first offering, in February, two shareholders, Commerzbank and BNL, sold 45,897,387 Units, for a total of R$718 million, at R$15.65 per Unit.

The second offering, with Units held by Caixa Geral de Depósitos, was completed in September. This transaction was one of the largest in the local market in the last few years, and involved approximately R$1.8 billion. The final price was R$20.49 per Unit and US$44.00 per GDS, for a discount of less than 0.3% of closing price at the pricing date. It is worth mentioning that 1,415 investors participated in the offering’s Brazilian tranche, of which over 900 were individual investors.

Stock Performance
Unibanco Units were Ibovespa’s best performers during 2H05, gaining 72%. The Units were up 80% during the year, above the Ibovespa 28% appreciation in the period.

Perpetual Securities
Unibanco issued, in July 2005, US$500 million in Perpetual Securities, with a 8.70% annual coupon. Demand for this issue surpassed by 10 times the amount initially offered of US$250 million, leading the bank to double the issuance’s original value. Approximately 875 investors, mostly from Asia, in addition to private banking clients, participated in the book-running process.

New Brand
In March 2005, Unibanco adopted a new marketing positioning and revamped its brand. The internal restructuring implemented in 2004 sought to streamline structures and processes, create a culture of unfaltering search for new synergy opportunities and resource optimization. The new positioning follows a more transparent and agile bank, working even closer to its clients. Unibanco's logo and colors changed, rescuing and redesigning the old link, icon of synergy and commitment.

Subsequent Event
On February 1st, 2006, Moody's Investors Service upgraded Unibanco's Financial Strength rating to C- (C minus) from D+. According to the agency, this upgrade reflects Unibanco's consistently robust core earnings and the management's ability to steer the bank towards higher-yielding businesses, while maintaining asset quality and controlling costs.

Social Responsibility
Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco
Instituto Unibanco coordinates and supports social activities with an educational focus.

The year 2005 was marked by great achievements, with the establishment and renewal of important projects, such as: Extended Education (Centro de Estudos and Junior Achievement Program projects); Teacher Training (Avenida Central projects, developed with teachers from the public school network); Work Qualification (Espaço do Artesão and Estúdio Aprendiz projects); Closing Schooling Gaps (Rocinha do Saber projects, in which teenagers and young adults had opportunities to finish their high school programs) and Environmental Education (Natureza Jovem project, which acquainted young people with the preservation of the Caatinga, the only exclusively Brazilian biome).

The Instituto Unibanco Award was established in 2005, in partnership with Alfabetização Solidária. It is a novel initiative to support academic production and pedagogic practices in the education of youngsters and adults.

The Institute was the recipient of two awards in 2005: Funlar, for the second consecutive year, for a project devoted to teach and train handicapped young adults to work in bakeries, under the NGO category; and Aliança Interage and Instituto Ação Empresarial pela Cidadania, for the Estúdio Aprendiz project, in partnership with the NGO Cipó.

Instituto Moreira Salles
Instituto Moreira Salles (IMS) is a non-profit organization devoted to promote and develop cultural programs.

The highlights of 2005 were: the opening of the largest exhibit ever of the works of Marc Ferrez (1843-1923), the most important Brazilian photographer of his time; a retrospective exhibit of Alice Brill photographs, celebrating her 85 years; and an exhibit of advertising posters designed by Italian artist Fulvio Pennacchi.

During the year, 132 thousand people visited IMS's cultural centers. Of this total, 17 thousand were students in monitored visits. IMS opened a new Unibanco Arteplex movie theater in Rio de Janeiro, with six projection rooms and 1,004 seats, hailed by critics as the best movie theater in the city. Over 3.3 million people watched films at the Espaço Unibanco/Unibanco Arteplex network.

7002 - BALANCE SHEET

CODE	DESCRIPTION	December 31, 2005

10.0.0.00.00.00	TOTAL ASSETS	82,288,218.84
10.1.0.00.00.00	CURRENT ASSETS	51,383,883.63
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,026,279.13
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	17,392,182.80
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,955,981.58
10.1.2.22.00.00	Interbank Deposits	7,436,201.22
10.1.3.00.00.00	MARKETABLE SECURITIES	7,400,051.80
10.1.3.10.00.00	Own Portfolio	3,146,429.21
10.1.3.20.00.00	Subject to Repurchase Commitments	2,368,957.07
10.1.3.70.00.00	Pledged with Brazilian Central Bank	621,123.38
10.1.3.40.00.00	Pledged under Guarantees Rendered	499,901.47
10.1.3.85.00.00	Derivative Financial Instruments	763,640.67
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,041,281.90
10.1.4.10.00.00	Payments and Receipts Pending Settlement	6,861.68
10.1.4.20.00.00	Compulsory Deposits	5,000,993.52
10.1.4.20.10.00	Brazilian Central Bank	4,998,719.52
10.1.4.20.40.00	National Housing System - SFH	2,274.00
10.1.4.80.00.00	Correspondent Banks	33,426.70
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	81,871.54
10.1.5.10.00.00	Third-party Funds in Transit	820.88
10.1.5.20.00.00	Internal Transfers of Funds	81,050.66
10.1.6.00.00.00	LENDING OPERATIONS	15,453,438.00
10.1.6.10.00.00	Lending Operations	16,402,719.67
10.1.6.10.10.00	Public Sector	122,935.00
10.1.6.10.20.00	Private Sector	16,279,784.67
10.1.6.90.00.00	Allowance for Losses on Lending	(949,281.67)
10.1.8.00.00.00	OTHER CREDITS	4,732,913.13
10.1.8.20.00.00	Foreign Exchange Portfolio	2,790,790.03
10.1.8.30.00.00	Income Receivable	116,582.80
10.1.8.40.00.00	Negotiation and Intermediation of Securities	56,922.83
10.1.8.70.00.00	Sundry	1,809,457.58
10.1.8.90.00.00	Allowance for Losses on Other Credits	(40,840.11)
10.1.9.00.00.00	OTHER ASSETS	255,865.33
10.1.9.40.00.00	Other Assets	87,247.23
10.1.9.70.00.00	Allowance for Other Assets Losses	(21,786.90)
10.1.9.90.00.00	Prepaid Expenses	190,405.00
10.2.0.00.00.00	LONG-TERM ASSETS	24,246,711.43
10.2.2.00.00.00	INTERBANK INVESTMENTS	937,952.18
10.2.2.22.00.00	Interbank Deposits	937,952.18
10.2.3.00.00.00	MARKETABLE SECURITIES	10,944,172.64
10.2.3.10.00.00	Own Portfolio	5,240,755.71
10.2.3.20.00.00	Subject to Repurchase Commitments	5,336,403.82
10.2.3.40.00.00	Pledged under Guarantees Rendered	121,626.08
10.2.3.85.00.00	Derivative Financial Instruments	245,387.03
10.2.4.00.00.00	INTERBANK ACCOUNTS	49,513.63
10.2.4.20.00.00	Compulsory Deposits	49,513.63
10.2.4.20.40.00	National Housing System - SFH	49,513.63
10.2.6.00.00.00	LENDING OPERATIONS	9,660,628.33
10.2.6.10.00.00	Lending Operations	10,043,941.87
10.2.6.10.10.00	Public Sector	877,208.24
10.2.6.10.20.00	Private Sector	9,166,733.63
10.2.6.90.00.00	Allowance for Losses on Lending	(383,313.54)
10.2.8.00.00.00	OTHER CREDITS	2,400,656.70
10.2.8.10.00.00	Receivables on Guarantees Honored	29,850.42
10.2.8.20.00.00	Foreign Exchange Portfolio	42,113.21
10.2.8.30.00.00	Income Receivable	5,335.34
10.2.8.70.00.00	Sundry	2,327,628.19
10.2.8.90.00.00	Allowance for Losses on Other Credits	(4,270.46)
10.2.9.00.00.00	OTHER ASSETS	253,787.95
10.2.9.90.00.00	Prepaid Expenses	253,787.95
10.3.0.00.00.00	PERMANENT ASSETS	6,657,623.78
10.3.1.00.00.00	INVESTMENTS	5,907,857.05
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,875,465.55
10.3.1.20.10.00	Local	4,898,766.48
10.3.1.20.20.00	Foreign	976,699.07
10.3.1.50.00.00	Other Investments	63,126.70
10.3.1.90.00.00	Allowance for Losses	(30,735.20)
10.3.2.00.00.00	FIXED ASSETS	330,830.04
10.3.2.30.00.00	Land and buildings in use	176,425.90
10.3.2.40.00.00	Other Fixed Assets	824,127.00
10.3.2.90.00.00	Accumulated Depreciation	(669,722.86)
10.3.4.00.00.00	DEFERRED CHARGES	418,936.69
10.3.4.10.00.00	Organization and Expansion Costs	933,743.05
10.3.4.90.00.00	Accumulated Amortization	(514,806.36)
40.0.0.00.00.00	TOTAL LIABILITIES	82,288,218.84
40.1.0.00.00.00	CURRENT LIABILITIES	40,716,005.76
40.1.1.00.00.00	DEPOSITS	19,930,776.85
40.1.1.10.00.00	Demand Deposits	3,793,974.86
40.1.1.20.00.00	Savings Deposits	5,172,306.43
40.1.1.30.00.00	Interbank Deposits	383,851.20
40.1.1.40.00.00	Time Deposits	10,579,539.17
40.1.1.90.00.00	Other Deposits	1,105.19
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,773,023.98
40.1.2.10.00.00	Own Portfolio	7,585,077.18
40.1.2.20.00.00	Third Parties Portfolio	3,579,929.88
40.1.2.30.00.00	Unrestricted Portfolio	608,016.92
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,234,829.94
40.1.3.30.00.00	Mortgage Notes	511,218.86
40.1.3.50.00.00	Securities Abroad	723,611.08
40.1.4.00.00.00	INTERBANK ACCOUNTS	85,339.89
40.1.4.10.00.00	Receipts and Payments Pending Settlement	30,848.68
40.1.4.40.00.00	Correspondent Banks	54,491.21
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	423,088.83
40.1.5.10.00.00	Third-Party Funds in Transit	413,721.56
40.1.5.20.00.00	Internal Transfer of Funds	9,367.27
40.1.6.00.00.00	BORROWINGS	2,364,642.56
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.95
40.1.6.30.00.00	Foreign Borrowings	2,364,326.61
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,554,469.16
40.1.7.10.00.00	National Treasury	39,545.69
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	645,684.79
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	860,846.23
40.1.7.90.00.00	Other Institutions	8,392.45
40.1.8.00.00.00	FOREIGN ONLENDINGS	36,282.72
40.1.8.10.00.02	Foreign Onlendings	36,282.72
40.1.9.00.00.00	OTHER LIABILITIES	3,313,551.83
40.1.9.10.00.00	Collection of Taxes and Social Contributions	23,568.17
40.1.9.20.00.00	Foreign Exchange Portfolio	1,146,225.93
40.1.9.30.00.00	Social and Statutory	405,058.59
40.1.9.40.00.00	Taxes and Social Security	190,604.09
40.1.9.50.00.00	Negotiation and Intermediation of Securities	35,788.72
40.1.9.85.00.00	Subordinated Debit	98,331.35
40.1.9.87.00.00	Derivative Financial Instruments	635,795.16
40.1.9.90.00.00	Sundry	778,179.82
40.2.0.00.00.00	LONG-TERM LIABILITIES	32,236,100.59
40.2.1.00.00.00	DEPOSITS	20,657,373.33
40.2.1.30.00.00	Interbank Deposits	4,771,089.13
40.2.1.40.00.00	Time Deposits	15,886,284.20
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	493,660.26
40.2.3.30.00.00	Mortgage Notes	3,824.47
40.2.3.50.00.00	Securities Abroad	489,835.79
40.2.6.00.00.00	BORROWINGS	947,423.99
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	596.79
40.2.6.30.00.00	Foreign Borrowings	946,827.20
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,642,460.94
40.2.7.10.00.00	National Treasury	58,190.27
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,921,547.66
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,580,063.06
40.2.7.90.00.00	Other	82,659.95
40.2.8.00.00.00	FOREIGN ONLENDINGS	106,988.64
40.2.8.10.00.00	Foreign Onlendings	106,988.64
40.2.9.00.00.00	OTHER LIABILITIES	6,388,193.43
40.2.9.20.00.00	Foreign Exchange Portfolio	42,811.69
40.2.9.40.00.00	Taxes and Social Security	899,829.83
40.2.9.85.00.00	Subordinated Debt	2,896,584.55
40.2.9.87.00.00	Derivative Financial Instruments	115,610.53
40.2.9.90.00.00	Sundry	2,433,356.83
40.5.0.00.00.00	DEFERRED INCOME	12,479.51
40.5.1.00.00.00	Deferred Income	12,479.51
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,323,632.98
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,477,859.75
40.6.1.20.00.00	Foreign Residents	1,522,140.25
40.6.4.00.00.00	Capital Reserves	160,139.04
40.6.5.00.00.00	Revaluation Reserves	5,506.71
40.6.6.00.00.00	Revenue Reserves	4,181,531.72
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and	27,283.38
	Derivative Financial Instruments
40.6.9.00.00.00	Treasury Stocks	(50,827.87)

7003 - STATEMENT OF INCOME

		From October 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to December 31, 2005	to December 31, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,168,077.33	12,642,764.41
10.1.1.10.10.11	Lending Operations	1,964,495.88	6,048,019.83
10.1.1.10.10.15	Marketable Securities	1,935,594.96	5,311,940.89
10.1.1.10.10.16	Derivative Financial Instruments	40,571.76	712,346.72
10.1.1.10.20.18	Foreign Exchange Transactions	87,455.74	-
10.1.1.10.10.19	Compulsory Deposits	139,958.99	570,456.97
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(3,226,509.77)	(8,689,210.20)
10.1.1.10.20.12	Deposits and Securities Sold	(2,550,144.96)	(7,263,481.81)
10.1.1.10.20.14	Borrowings and Onlendings	(393,879.06)	(417,454.37)
10.1.1.10.20.18	Foreign Exchange Transactions	-	(208,978.47)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(282,485.75)	(799,295.55)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	941,567.56	3,953,554.21
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(352,183.32)	(1,469,050.96)
10.1.1.20.21.00	Services Rendered	452,921.44	1,694,549.44
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(381,908.84)	(1,507,893.01)
10.1.1.20.24.00	Other Administrative Expenses	(444,788.65)	(1,634,722.64)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(83,451.88)	(475,571.41)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	290,910.75	1,065,152.78
10.1.1.20.25.00	Other Operating Income	22,961.19	170,042.09
10.1.1.20.32.00	Other Operating Expenses	(208,827.33)	(780,608.21)
10.1.1.00.00.00	OPERATING INCOME	589,384.24	2,484,503.25
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(1,981.77)	(21,432.30)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	587,402.47	2,463,070.95
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(23,950.57)	(363,254.80)
10.2.1.00.00.00	Provision for Income Tax	89,739.50	(50,276.55)
10.2.2.00.00.00	Provision for Social Contribution	37,232.95	(18,243.96)
10.2.3.00.00.00	Deferred Tax Asset	(150,923.02)	(294,734.29)
10.3.0.00.00.00	PROFIT SHARING	(54,000.09)	(261,332.74)
10.0.0.00.00.00	NET INCOME	509,451.81	1,838,483.41
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(208,227.67)	(725,990.47)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000364521007	0.001315464604

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT SEPTEMBER 30, 2005	5,000,000.00	159,829.68	5,541.57	433,820.93	3,157,697.12	(10,770.96)	289,600.15	(49,691.37)	8,986,027.12
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(810.62)	-	(810.62)
00.0.1.03.00.00	REVERSION OF RESERVES	-	-	-	-	(754.82)	-	754.82	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	38,054.34	-	-	38,054.34
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	11.48	-	-	-	-	-	(1,136.50)	(1,125.02)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES		297.88							297.88
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(34.86)	-	-	-	-	-	(34.86)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	509,451.81	-	509,451.81
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	49,212.96	541,555.53	-	(590,768.49)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(208,227.67)	-	(208,227.67)
00.0.1.00.00.00	AT DECEMBER 31, 2004	5,000,000.00	160,139.04	5,506.71	483,033.89	3,698,497.83	27,283.38	-	(50,827.87)	9,323,632.98
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	309.36	(34.86)	49,212.96	540,800.71	38,054.34	(289,600.15)	(1,136.50)	337,605.86
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000149039240420

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From October 1, 2005
CODE	DESCRIPTION	to December 31, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,507,253.24
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	276,986.80
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(295.10)
10.5.0.00.00.00	THIRD PARTY FUNDS	10,230,561.54
10.5.1.00.00.00	Increase in Liabilities	6,524,936.18
10.5.1.01.00.00	Deposits	3,477,409.93
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	1,853,401.08
10.5.1.05.00.00	Mortgage notes	279,632.15
10.5.1.08.00.00	Borrowings and Onlendings	914,493.02
10.5.2.00.00.00	Decrease in Assets	3,536,744.36
10.5.2.01.00.00	Interbank Investments	2,342,828.61
10.5.2.03.00.00	Interbank and Interdepartmental accounts	540,381.49
10.5.2.06.00.00	Other Credits	653,534.26
10.5.3.00.00.00	Sale of Assets and Investments	24,010.00
10.5.3.02.00.00	Foreclosed Assets	12,853.00
10.5.3.05.00.00	Investments	11,157.00
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	144,871.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,575,375.80
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	208,227.67
20.3.0.00.00.00	ACQUISITION OF OWN ISSUED STOCKS	1,125.02
20.4.0.00.00.00	INVESTMENTS IN	50,140.51
20.4.2.00.00.00	Foreclosed Assets	11,439.00
20.4.3.00.00.00	Fixed Assets	16,013.51
20.4.5.00.00.00	Investments	22,688.00
20.5.0.00.00.00	DEFERRED CHARGES	57,374.38
20.6.0.00.00.00	INCREASE IN ASSETS	8,077,483.27
20.6.2.00.00.00	Marketable Securities	6,343,052.74
20.6.4.00.00.00	Lending Operations	1,561,424.11
20.6.7.00.00.00	Other Assets	173,006.42
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,181,024.95
20.7.7.00.00.00	Interbank and Interdepartmental accounts	465,938.82
20.7.9.00.00.00	Other Liabilities	1,715,086.13
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (+/-) (10.0.0.00.00.0 - 20.0.0.00.00.0)	(68,122.56)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,094,401.69
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,026,279.13
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(68,122.56)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31, 2005

10.0.0.00.00.00	TOTAL ASSETS	91,830,733.42
10.1.0.00.00.00	CURRENT ASSETS	65,499,116.61
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,153,730.28
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	14,082,232.32
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,856,403.79
10.1.2.22.00.00	Interbank Deposits	3,225,828.53
10.1.3.00.00.00	MARKETABLE SECURITIES	13,728,560.51
10.1.3.10.00.00	Own Portfolio	9,248,267.80
10.1.3.20.00.00	Subject to Repurchase Commitments	2,372,590.70
10.1.3.70.00.00	Pledged with Brazilian Central Bank	623,692.75
10.1.3.40.00.00	Pledged under Guarantees Rendered	723,058.06
10.1.3.85.00.00	Derivative Financial Instruments	760,951.20
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,187,535.19
10.1.4.10.00.00	Payments and Receipts Pending Settlement	9,417.78
10.1.4.20.00.00	Compulsory Deposits	5,152,479.85
10.1.4.20.10.00	Brazilian Central Bank	5,150,205.85
10.1.4.20.40.00	National Housing System - SFH	2,274.00
10.1.4.80.00.00	Correspondent Banks	25,637.56
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	82,180.99
10.1.5.10.00.00	Third-party Funds in Transit	825.29
10.1.5.20.00.00	Internal Transfers of Funds	81,355.70
10.1.6.00.00.00	LENDING OPERATIONS	21,176,229.99
10.1.6.10.00.00	Lending Operations	22,698,525.99
10.1.6.10.10.00	Public Sector	122,935.00
10.1.6.10.20.00	Private Sector	22,575,590.99
10.1.6.90.00.00	Allowance for Losses on Lending	(1,522,296.00)
10.1.7.00.00.00	LEASING OPERATIONS	476,195.27
10.1.7.10.00.00	Leasing Operations	488,701.47
10.1.7.10.20.00	Private Sector	488,701.47
10.1.7.90.00.00	Allowance for Losses on Leasing	(12,506.20)
10.1.8.00.00.00	OTHER CREDITS	9,150,474.09
10.1.8.20.00.00	Foreign Exchange Portfolio	2,790,790.03
10.1.8.30.00.00	Income Receivable	84,811.26
10.1.8.40.00.00	Negotiation and Intermediation of Securities	238,041.79
10.1.8.70.00.00	Sundry	6,127,448.40
10.1.8.90.00.00	Allowance for Losse on Other Credits	(90,617.39)
10.1.9.00.00.00	OTHER ASSETS	461,977.97
10.1.9.40.00.00	Other Assets	186,491.16
10.1.9.70.00.00	Allowance for Other Assets Losses	(54,920.68)
10.1.9.90.00.00	Prepaid Expenses	330,407.49
10.2.0.00.00.00	LONG-TERM ASSETS	23,471,635.65
10.2.2.00.00.00	INTERBANK INVESTMENTS	599,442.36
10.2.2.22.00.00	Interbank Deposits	599,442.36
10.2.3.00.00.00	MARKETABLE SECURITIES	6,832,966.07
10.2.3.10.00.00	Own Portfolio	3,990,075.80
10.2.3.20.00.00	Subject to Repurchase Commitments	2,441,012.62
10.2.3.70.00.00	Pledged with Brazilian Central Bank	11,572.31
10.2.3.40.00.00	Pledged under Guarantees Rendered	148,832.12
10.2.3.85.00.00	Derivative Financial Instruments	241,473.22
10.2.4.00.00.00	INTERBANK ACCOUNTS	49,513.64
10.2.4.20.00.00	Compulsory Deposits	49,513.64
10.2.4.20.40.00	National Housing System - SFH	49,513.64
10.2.6.00.00.00	LENDING OPERATIONS	10,512,576.46
10.2.6.10.00.00	Lending Operations	10,933,657.67
10.2.6.10.10.00	Public Sector	877,208.25
10.2.6.10.20.00	Private Sector	10,056,449.42
10.2.6.90.00.00	Allowance for Losses on Lending	(421,081.21)
10.2.7.00.00.00	LEASING OPERATIONS	350,015.67
10.2.7.10.00.00	Leasing Operations	358,426.38
10.2.7.10.20.00	Private Sector	358,426.38
10.2.7.90.00.00	Allowance for Losses on Leasing	(8,410.71)
10.2.8.00.00.00	OTHER CREDITS	4,850,158.35
10.2.8.10.00.00	Receivables on Guarantees Honored	29,850.42
10.2.8.20.00.00	Foreign Exchange Portfolio	42,113.21
10.2.8.30.00.00	Income Receivable	5,604.47
10.2.8.40.00.00	Negotiation and Intermediation of Securities	251.66
10.2.8.70.00.00	Sundry	4,778,041.16
10.2.8.90.00.00	Allowance for Losses on Other Credits	(5,702.57)
10.2.9.00.00.00	OTHER ASSETS	276,963.10
10.2.9.90.00.00	Prepaid Expenses	276,963.10
10.3.0.00.00.00	PERMANENT ASSETS	2,859,981.16
10.3.1.00.00.00	INVESTMENTS	1,179,882.09
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,039,649.62
10.3.1.20.10.00	Local	1,039,649.62
10.3.1.50.00.00	Other Investments	206,439.62
10.3.1.90.00.00	Allowance for Losses	(66,207.15)
10.3.2.00.00.00	FIXED ASSETS	933,730.08
10.3.2.30.00.00	Land and buildings in use	612,143.08
10.3.2.40.00.00	Other Fixed Assets	1,476,617.91
10.3.2.90.00.00	Accumulated Depreciation	(1,155,030.91)
10.3.4.00.00.00	DEFERRED CHARGES	746,368.99
10.3.4.10.00.00	Organization and Expansion Costs	1,476,345.11
10.3.4.90.00.00	Accumulated Amortization	(729,976.12)
40.0.0.00.00.00	TOTAL LIABILITIES	91,830,733.42
40.1.0.00.00.00	CURRENT LIABILITIES	51,182,860.89
40.1.1.00.00.00	DEPOSITS	20,427,493.65
40.1.1.10.00.00	Demand Deposits	3,777,661.11
40.1.1.20.00.00	Savings Deposits	5,628,923.10
40.1.1.30.00.00	Interbank Deposits	23,093.01
40.1.1.40.00.00	Time Deposits	10,996,711.24
40.1.1.90.00.00	Other Deposits	1,105.19
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,453,809.54
40.1.2.10.00.00	Own Portfolio	7,555,118.02
40.1.2.20.00.00	Third Parties Portfolio	3,310,613.66
40.1.2.30.00.00	Unrestricted Portfolio	588,077.86
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,103,236.25
40.1.3.30.00.00	Mortgage Notes	546,234.42
40.1.3.50.00.00	Securities Abroad	557,001.83
40.1.4.00.00.00	INTERBANK ACCOUNTS	55,282.66
40.1.4.10.00.00	Receipts and Payments Pending Settlement	40,570.95
40.1.4.40.00.00	Correspondent Banks	14,711.71
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	422,667.10
40.1.5.10.00.00	Third-Party Funds in Transit	413,729.00
40.1.5.20.00.00	Internal Transfer of Funds	8,938.10
40.1.6.00.00.00	BORROWINGS	2,520,470.84
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.95
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	136,848.42
40.1.6.30.00.00	Foreign Borrowings	2,383,306.47
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,936,692.37
40.1.7.10.00.00	National Treasury	39,545.69
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	645,684.79
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,243,069.44
40.1.7.90.00.00	Other Deposits	8,392.45
40.1.8.00.00.00	FOREIGN ONLENDINGS	36,282.72
40.1.8.10.00.00	Foreign Onlendings	36,282.72
40.1.9.00.00.00	OTHER LIABILITIES	13,226,925.76
40.1.9.10.00.00	Collection of Taxes and Social Contributions	76,944.97
40.1.9.20.00.00	Foreign Exchange Portfolio	1,146,225.93
40.1.9.30.00.00	Social and Statutory	467,496.35
40.1.9.40.00.00	Taxes and Social Security	574,220.19
40.1.9.50.00.00	Negotiation and Intermediation of Securities	393,284.35
40.1.9.85.00.00	Subordinated Debt	97,232.34
40.1.9.87.00.00	Derivative Financial Instruments	592,867.61
40.1.9.90.00.00	Sundry	9,878,654.02
40.2.0.00.00.00	LONG-TERM LIABILITIES	30,382,167.32
40.2.1.00.00.00	DEPOSITS	15,071,780.31
40.2.1.40.00.00	Time Deposits	15,071,780.31
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	464,645.58
40.2.3.30.00.00	Mortgage Notes	1,544.99
40.2.3.50.00.00	Securities Abroad	463,100.59
40.2.6.00.00.00	BORROWINGS	852,470.80
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	596.79
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	28,311.21
40.2.6.30.00.00	Foreign Borrowings	823,562.80
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	4,075,084.87
40.2.7.10.00.00	National Treasury	58,190.27
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,921,547.66
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,012,686.99
40.2.7.90.00.00	Other	82,659.95
40.2.8.00.00.00	FOREIGN ONLENDINGS	106,988.64
40.2.8.10.00.00	Foreign Onlendings	106,988.64
40.2.9.00.00.00	OTHER LIABILITIES	9,811,197.12
40.2.9.20.00.00	Foreign Exchange Portfolio	42,811.69
40.2.9.40.00.00	Taxes and Social Security	1,818,204.28
40.2.9.50.00.00	Negotiation and Intermediation of Securities	1,742.90
40.2.9.85.00.00	Subordinated Debt	2,866,584.80
40.2.9.87.00.00	Derivative Financial Instruments	115,609.80
40.2.9.90.00.00	Sundry	4,966,243.65
40.5.0.00.00.00	DEFERRED INCOME	75,770.05
40.5.1.00.00.00	Deferred Income	75,770.05
40.9.0.00.00.00	MINORITY INTEREST	866,302.18
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,323,632.98
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,477,859.75
40.6.1.20.00.00	Foreign Residents	1,522,140.25
40.6.4.00.00.00	Capital Reserves	160,139.04
40.6.5.00.00.00	Revaluation Reserve	5,506.71
40.6.6.00.00.00	Revenue Reserves	4,181,531.72
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	27,283.38
40.6.9.00.00.00	Treasury Stocks	(50,827.87)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From October 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to December 31, 2005	to December 31, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,329,133.35	14,766,315.73
10.1.1.10.10.11	Lending Operations	2,937,638.48	9,628,520.61
10.1.1.10.10.13	Leasing Operations	43,777.41	144,549.36
10.1.1.10.10.15	Marketable Securities	1,118,887.00	3,792,617.76
10.1.1.10.10.16	Derivative Financial Instruments	(2,127.17)	627,973.82
10.1.1.10.10.17	Foreign Exchange Transactions	90,240.90	-
10.1.1.10.10.19	Compulsory Deposits	140,716.73	572,654.18
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,822,280.22)	(8,673,631.72)
10.1.1.10.20.12	Deposits and Securities Sold	(1,802,798.79)	(6,108,180.43)
10.1.1.10.20.14	Borrowings and Onlendings	(364,102.63)	(458,242.85)
10.1.1.10.20.18	Foreign Exchange Transactions	-	(203,380.25)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(655,378.80)	(1,903,828.19)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL	1,506,853.13	6,092,684.01
	INTERMEDIATION
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(743,792.65)	(3,171,519.35)
10.1.1.20.21.00	Services Rendered	840,001.38	3,269,508.68
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(479,923.24)	(1,911,383.35)
10.1.1.20.24.00	Other Administrative Expenses	(870,564.85)	(3,180,734.41)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(260,489.25)	(996,501.51)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	10,159.39	39,209.98
10.1.1.20.25.00	Other Operating Income	1,586,984.36	5,225,486.41
10.1.1.20.32.00	Other Operating Expenses	(1,569,960.44)	(5,617,105.15)
10.1.1.00.00.00	OPERATING INCOME	763,060.48	2,921,164.66
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	4,358.37	8,615.57
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	767,418.85	2,929,780.23
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(136,356.95)	(600,597.00)
10.2.1.00.00.00	Provision for income tax	25,948.71	(289,237.24)
10.2.2.00.00.00	Provision for social contribution	22,270.29	(94,873.00)
10.2.3.00.00.00	Deferred tax asset	(184,575.95)	(216,486.76)
10.3.0.00.00.00	PROFIT SHARING	(65,854.89)	(325,389.66)
40.0.0.00.00.00	MINORITY INTEREST	(55,755.20)	(165,310.16)
10.0.0.00.00.00	NET INCOME	565,207.01	2,003,793.57
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(208,227.67)	(725,990.47)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000404414753933	0.001433746696707

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT SEPTEMBER 30, 2005	5,000,000.00	159,829.68	5,541.57	433,820.93	3,157,697.12	(10,770.96)	289,600.15	(49,691.37)	8,986,027.12
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(810.62)	-	(810.62)
00.0.1.03.00.00	REVERSION OF RESERVES	-	-	-	-	(754.82)	-	754.82	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	38,054.34	-	-	38,054.34
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	11.48	-	-	-	-	-	(1,136.50)	(1,125.02)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES		297.88							297.88
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(34.86)	-	-	-	-	-	(34.86)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	509,451.81	-	509,451.81
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	49,212.96	541,555.53	-	(590,768.49)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(208,227.67)	-	(208,227.67)
00.0.1.00.00.00	AT DECEMBER 31, 2004	5,000,000.00	160,139.04	5,506.71	483,033.89	3,698,497.83	27,283.38	-	(50,827.87)	9,323,632.98
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	309.36	(34.86)	49,212.96	540,800.71	38,054.34	(289,600.15)	(1,136.50)	337,605.86
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000149039240420

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From October 1, 2005
CODE	DESCRIPTION	to December 31, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,405,130.82
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	640,497.87
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(16,585.07)
10.5.0.00.00.00	THIRD PARTY FUNDS	5,781,218.02
10.5.1.00.00.00	Increase in Liabilities	3,961,901.01
10.5.1.01.00.00	Deposits	945,497.65
10.5.1.02.00.00	Securities Sold Under Resale Agreements	1,787,244.94
10.5.1.05.00.00	Morgage Notes	284,433.29
10.5.1.08.00.00	Borrowings and Onlendings	944,725.13
10.5.2.00.00.00	Decrease in Assets	1,773,672.34
10.5.2.01.00.00	Interbank Investments	1,209,579.59
10.5.2.03.00.00	Interbank and Interdepartmental accounts	564,092.75
10.5.3.00.00.00	Sale of Assets and Investments	45,644.67
10.5.3.02.00.00	Foreclosed Assets	25,807.00
10.5.3.03.00.00	Fixed Assets	5,435.00
10.5.3.05.00.00	Investments	14,402.67
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,527,267.02
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	208,227.67
20.3.0.00.00.00	ACQUISITION OF OWN ISSUED STOCKS	1,125.02
20.4.0.00.00.00	INVESTMENTS IN	231,898.93
20.4.2.00.00.00	Foreclosed Assets	19,146.00
20.4.3.00.00.00	Fixed Assets	191,581.31
20.4.5.00.00.00	Investments	21,171.62
20.5.0.00.00.00	DEFERRED CHARGES	103,250.13
20.6.0.00.00.00	INCREASE IN ASSETS	5,110,370.95
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	3,235,423.33
20.6.4.00.00.00	Lending Operations	792,375.35
20.6.5.00.00.00	Leasing Operations	76,948.32
20.6.6.00.00.00	Other Credits	833,124.74
20.6.7.00.00.00	Other assets	172,499.21
20.7.0.00.00.00	DECREASE IN LIABILITIES	872,394.32
20.7.1.00.00.00	Deposits	540,085.28
20.7.9.00.00.00	Other liabilities	332,309.04
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(122,136.20)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,275,866.48
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,153,730.28
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(122,136.20)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31, 2005

10.0.0.00.00.00	TOTAL ASSETS	84,499,470.89
10.1.0.00.00.00	CURRENT ASSETS	57,489,067.41
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,138,671.97
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,569,215.06
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,955,981.58
10.1.2.22.00.00	Interbank Deposits	2,613,233.48
10.1.3.00.00.00	MARKETABLE SECURITIES	7,908,342.74
10.1.3.10.00.00	Own Portfolio	3,583,875.01
10.1.3.20.00.00	Subject to Repurchase Commitments	2,368,957.07
10.1.3.70.00.00	Pledged with Brazilian Central Bank	626,262.13
10.1.3.40.00.00	Pledged under Guarantees Rendered	592,588.20
10.1.3.85.00.00	Derivative Financial Instruments	736,660.33
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,195,603.34
10.1.4.10.00.00	Payments and Receipts Pending Settlement	9,453.85
10.1.4.20.00.00	Compulsory Deposits	5,152,557.63
10.1.4.20.10.00	Brazilian Central Bank	5,150,283.63
10.1.4.20.40.00	National Housing System - SFH	2,274.00
10.1.4.80.00.00	Correspondent Banks	33,591.86
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	81,876.06
10.1.5.10.00.00	Third-party Funds in Transit	825.29
10.1.5.20.00.00	Internal Transfers of Funds	81,050.77
10.1.6.00.00.00	LENDING OPERATIONS	21,846,107.84
10.1.6.10.00.00	Lending Operations	23,481,743.74
10.1.6.10.10.00	Public Sector	122,935.00
10.1.6.10.20.00	Private Sector	23,358,808.74
10.1.6.90.00.00	Allowance for Losses on Lending	(1,635,635.90)
10.1.7.00.00.00	LEASING OPERATIONS	(6,496.40)
10.1.7.10.00.00	Leasing Operations	425,519.86
10.1.7.10.20.00	Private Sector	425,519.86
10.1.7.80.00.00	Unearned Leasing Income	(419,510.06)
10.1.7.90.00.00	Allowance for Losses on Leasing	(12,506.20)
10.1.8.00.00.00	OTHER CREDITS	8,418,083.16
10.1.8.20.00.00	Foreign Exchange Portfolio	2,790,790.03
10.1.8.30.00.00	Income Receivable	107,340.59
10.1.8.40.00.00	Negotiation and Intermediation of Securities	236,255.62
10.1.8.70.00.00	Sundry	5,369,483.05
10.1.8.90.00.00	Allowance for Losses on Other Credits	(85,786.13)
10.1.9.00.00.00	OTHER ASSETS	337,663.64
10.1.9.40.00.00	Other Assets	134,016.61
10.1.9.70.00.00	Allowance for Other Assets Losses	(44,380.67)
10.1.9.90.00.00	Prepaid Expenses	248,027.70
10.2.0.00.00.00	LONG-TERM ASSETS	21,187,102.01
10.2.2.00.00.00	INTERBANK INVESTMENTS	569,712.47
10.2.2.22.00.00	Interbank Deposits	569,712.47
10.2.3.00.00.00	MARKETABLE SECURITIES	5,448,061.73
10.2.3.10.00.00	Own Portfolio	2,602,749.66
10.2.3.20.00.00	Subject to Repurchase Commitments	2,441,012.62
10.2.3.70.00.00	Pledged with Brazilian Central Bank	23,144.63
10.2.3.40.00.00	Pledged under Guarantees Rendered	139,794.75
10.2.3.85.00.00	Derivative Financial Instruments	241,360.07
10.2.4.00.00.00	INTERBANK ACCOUNTS	49,513.64
10.2.4.20.00.00	Compulsory Deposits	49,513.64
10.2.4.20.40.00	National Housing System - SFH	49,513.64
10.2.6.00.00.00	LENDING OPERATIONS	10,568,938.46

10.2.6.10.00.00	Lending Operations	10,994,142.33
10.2.6.10.10.00	Public Sector	877,208.25
10.2.6.10.20.00	Private Sector	10,116,934.08
10.2.6.90.00.00	Allowance for Losses on Lending	(425,203.87)
10.2.7.00.00.00	LEASING OPERATIONS	(8,410.71)
10.2.7.10.00.00	Leasing Operations	373,617.61
10.2.7.10.20.00	Private Sector	373,617.61
10.2.7.80.00.00	Unearned Leasing Income	(373,617.61)
10.2.7.90.00.00	Allowance for Losses on Leasing	(8,410.71)
10.2.8.00.00.00	OTHER CREDITS	4,281,676.81
10.2.8.10.00.00	Receivables on Guarantees Honored	29,850.42
10.2.8.20.00.00	Foreign Exchange Portfolio	42,113.21
10.2.8.30.00.00	Income Receivable	5,335.34
10.2.8.40.00.00	Negotiation and Intermediation of Securities	251.66
10.2.8.70.00.00	Sundry	4,208,553.13
10.2.8.90.00.00	Allowance for Losses on Other Credits	(4,426.95)
10.2.9.00.00.00	OTHER ASSETS	277,609.61
10.2.9.90.00.00	Prepaid Expenses	277,609.61
10.3.0.00.00.00	PERMANENT ASSETS	5,823,301.47
10.3.1.00.00.00	INVESTMENTS	3,253,472.56
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,770,793.55
10.3.1.20.10.00	Local Residents	2,573,746.76
10.3.1.20.20.00	Foreign residents	197,046.79
10.3.1.50.00.00	Other Investments	531,791.67
10.3.1.90.00.00	Allowance for Losses	(49,112.66)
10.3.2.00.00.00	FIXED ASSETS	442,700.10
10.3.2.30.00.00	Land and buildings in use	195,210.03
10.3.2.40.00.00	Other Fixed Assets	992,933.53
10.3.2.90.00.00	Accumulated Depreciation	(745,443.46)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,164,800.03
10.3.3.20.00.00	Leased Assets	1,788,782.56
10.3.3.90.00.00	Accumulated depreciation	(623,982.53)
10.3.4.00.00.00	DEFERRED CHARGES	962,328.78
10.3.4.10.00.00	Organization and Expansion Costs	1,602,403.70
10.3.4.90.00.00	Accumulated Amortization	(640,074.92)
40.0.0.00.00.00	TOTAL LIABILITIES	84,499,470.89
40.1.0.00.00.00	CURRENT LIABILITIES	45,807,376.74
40.1.1.00.00.00	DEPOSITS	20,671,484.03
40.1.1.10.00.00	Demand Deposits	3,947,822.18
40.1.1.20.00.00	Savings Deposits	5,628,923.11
40.1.1.30.00.00	Interbank Deposits	23,718.43
40.1.1.40.00.00	Time Deposits	11,069,915.12
40.1.1.90.00.00	Other Deposits	1,105.19
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,450,143.11
40.1.2.10.00.00	Own Portfolio	7,585,077.17
40.1.2.20.00.00	Third Parties Portfolio	3,276,988.07
40.1.2.30.00.00	Unrestricted Portfolio	588,077.87
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	787,891.16
40.1.3.30.00.00	Mortgage Notes	230,889.33
40.1.3.50.00.00	Securities Abroad	557,001.83
40.1.4.00.00.00	INTERBANK ACCOUNTS	57,884.19
40.1.4.10.00.00	Receipts and Payments Pending Settlement	40,583.63
40.1.4.40.00.00	Correspondent Banks	17,300.56
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	423,555.99
40.1.5.10.00.00	Third-Party Funds in Transit	413,729.00
40.1.5.20.00.00	Internal Transfer of Funds	9,826.99
40.1.6.00.00.00	BORROWINGS	2,387,153.21
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.95
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	3,530.79
40.1.6.30.00.00	Foreign Borrowings	2,383,306.47
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,936,692.36
40.1.7.10.00.00	National Treasury	39,545.69
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	645,684.79
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,243,069.43
40.1.7.90.00.00	Other	8,392.45
40.1.8.00.00.00	FOREIGN ONLENDING	36,282.72
40.1.8.10.00.00	Foreign Onlending	36,282.72
40.1.9.00.00.00	OTHER LIABILITIES	8,056,289.97
40.1.9.10.00.00	Collection of Taxes and Social Contributions	25,590.94
40.1.9.20.00.00	Foreign Exchange Portfolio	1,146,225.93
40.1.9.30.00.00	Social and Statutory	442,885.18
40.1.9.40.00.00	Taxes and Social Security	421,201.21
40.1.9.50.00.00	Negotiation and Intermediation of Securities	390,194.86
40.1.9.85.00.00	Subordinated Debt	97,232.34
40.1.9.87.00.00	Derivative Financial Instruments	592,037.04
40.1.9.90.00.00	Sundry	4,940,922.47
40.2.0.00.00.00	LONG-TERM LIABILITIES	29,215,040.40
40.2.1.00.00.00	DEPOSITS	16,058,721.80
40.2.1.40.00.00	Time Deposits	16,058,721.80
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	747,254.59
40.2.3.30.00.00	Mortgage Notes	284,154.00
40.2.3.50.00.00	Securities Abroad	463,100.59
40.2.6.00.00.00	BORROWINGS	824,159.59
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	596.79
40.2.6.30.00.00	Foreign Borrowings	823,562.80
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	4,075,084.87
40.2.7.10.00.00	National Treasury	58,190.27
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,921,547.66
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,012,686.99
40.2.7.90.00.00	Other	82,659.95
40.2.8.00.00.00	FOREIGN ONLENDINGS	106,988.64
40.2.8.10.00.00	Foreign Onlendings	106,988.64
40.2.9.00.00.00	OTHER LIABILITIES	7,402,830.91
40.2.9.20.00.00	Foreign Exchange Portfolio	42,811.69
40.2.9.40.00.00	Taxes and Social Security	1,528,955.53
40.2.9.50.00.00	Negotiation and Intermediation of Securities	1,742.90
40.2.9.85.00.00	Subordinated Debt	2,866,584.80
40.2.9.87.00.00	Derivative Financial Instruments	115,608.71
40.2.9.90.00.00	Sundry	2,847,127.28
40.5.0.00.00.00	DEFERRED INCOME	28,161.56
40.5.1.00.00.00	Deferred Income	28,161.56
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,448,892.19
40.6.1.00.00.00	Capital	5,069,360.34
40.6.1.10.00.00	Local Residents	3,542,065.07
40.6.1.20.00.00	Foreign Residents	1,527,295.27
40.6.4.00.00.00	Capital Reserves	180,970.63
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,506.96
40.6.6.00.00.00	Revenue Reserves	4,216,583.47
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and	27,298.66
	Derivative Financial Instruments
40.6.9.00.00.00	Treasury Stock	(50,827.87)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From October 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to December 31, 2005	to December 31, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,043,553.80	14,799,195.26
10.1.1.10.10.11	Lending Operations	2,865,948.47	9,850,587.34
10.1.1.10.10.13	Leasing Operations	43,423.10	144,195.05
10.1.1.10.10.15	Marketable Securities	948,642.39	3,557,301.11
10.1.1.10.10.16	Derivative Financial Instruments	44,870.33	674,453.72
10.1.1.10.10.19	Compulsory Deposits	140,669.51	572,658.04
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,633,251.13)	(9,063,533.14)
10.1.1.10.20.12	Deposits and Securities Sold	(1,696,034.79)	(6,280,683.51)
10.1.1.10.20.14	Borrowings and Onlendings	(226,705.90)	(449,813.86)
10.1.1.10.20.18	Foreign Exchange Transactions	(22,595.44)	(316,216.59)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(687,915.00)	(2,016,819.18)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,410,302.67	5,735,662.12
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(748,357.13)	(3,121,496.24)
10.1.1.20.21.00	Services Rendered	657,072.03	2,304,064.84
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(400,014.54)	(1,578,059.63)
10.1.1.20.24.00	Other Administrative Expenses	(815,698.87)	(2,745,332.26)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(185,591.78)	(825,423.62)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	210,724.60	669,377.23
10.1.1.20.25.00	Other Operating Income	81,427.73	558,973.3
10.1.1.20.32.00	Other Operating Expenses	(296,276.30)	(1,505,096.10)
10.1.1.00.00.00	OPERATING INCOME	661,945.54	2,614,165.88
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(9,508.47)	(33,013.98)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	652,437.07	2,581,151.90
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(67,329.73)	(411,046.93)
10.2.1.00.00.00	Provision for Income Tax	65,606.11	(170,710.07)
10.2.2.00.00.00	Provision for Social Contribution	33,942.77	(53,098.33)
10.2.3.00.00.00	Deferred Tax Asset	(166,878.61)	(187,238.53)
10.3.0.00.00.00	PROFIT SHARING	(58,614.65)	(280,513.20)
10.0.0.00.00.00	NET INCOME	526,492.69	1,889,591.77
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(208,227.67)	(725,990.47)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000376714033470	0.001352033462390

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From October 1, 2005
CODE	DESCRIPTION	to December 31, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,354,063.71
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	490,006.85
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(14.99)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(56,143.50)
10.3.3.00.00.00	Other (+/-)	(56,143.50)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,920,215.35
10.5.1.00.00.00	Increase in Liabilities	4,024,588.47
10.5.1.01.00.00	Deposits	1,016,570.68
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	1,792,764.81
10.5.1.05.00.00	Mortgage Notes	279,632.15
10.5.1.08.00.00	Borrowings and Onlendings	935,620.83
10.5.2.00.00.00	Decrease in Assets	2,754,530.42
10.5.2.01.00.00	Interbank Investments	2,187,990.62
10.5.2.03.00.00	Interbank and Interdepartmental accounts	561,934.18
10.5.2.05.00.00	Leasing Operations	4,605.62
10.5.3.00.00.00	Sale of Assets and Investments	89,324.26
10.5.3.02.00.00	Foreclosed Assets	25,281.75
10.5.3.03.00.00	Fixed Assets	3,724.38
10.5.3.04.00.00	Leased Fixed Assets	21,164.87
10.5.3.05.00.00	Investments	39,153.26
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	51,772.20
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7,472,457.75
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	208,227.67
20.4.0.00.00.00	INVESTMENTS IN	211,106.20
20.4.2.00.00.00	Foreclosed Assets	18,908.44
20.4.3.00.00.00	Fixed Assets	93,102.30
20.4.4.00.00.00	Leased Fixed Assets	92,287.13
20.4.5.00.00.00	Investments	6,808.33
20.5.0.00.00.00	DEFERRED CHARGES	87,505.22
20.6.0.00.00.00	INCREASE IN ASSETS	5,582,577.19
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	3,375,788.70
20.6.4.00.00.00	Lending Operations	1,437,003.04
20.6.6.00.00.00	Other Credits	621,209.38
20.6.7.00.00.00	Other Assets	148,576.07
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,383,041.47
20.7.7.00.00.00	Interbank and Interdepartmental accounts	546,681.78
20.7.9.00.00.00	Other Liabilities	836,359.69
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(118,394.04)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,257,066.01
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,138,671.97
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(118,394.04)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	December 31, 2005

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	89,338,821.45
10.1.0.00.00-2	AVAILABLE FUNDS	1,153,793.56
10.1.1.00.00-5	Cash	836,699.84
10.1.2.00.00-8	Bank Deposits	12,237.49
10.1.3.00.00-1	Free Reserves	322.05
10.1.5.00.00-7	Foreign Money Supply	304,534.18
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	271,731.14
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	32,803.03
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	14,681,674.69
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	10,856,403.80
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	6,684,340.69
10.2.1.10.10-4	Federal Government Securities	6,625,018.77
10.2.1.10.90-8	Other	59,321.92
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	4,052,545.77
10.2.1.30.00-5	RESALES TO LIQUIDATE - SHORT POSITION	119,517.34
10.2.2.00.00-7	Interbank Deposits	3,771,082.57
10.2.2.10.00-4	INTERBANK DEPOSITS	3,771,082.57
10.2.6.00.00-9	Foreign Currency Investments	54,188.32
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	54,188.32
10.3.0.00.00-0	MARKETABLE SECURITIES	20,561,526.58
10.3.1.00.00-3	Marketable Securities	13,238,343.58
10.3.1.10.00-0	FIXED RATE SECURITIES	10,319,526.95
10.3.1.10.10-3	Federal Government Securities	6,930,364.69
10.3.1.10.30-9	Financial Institutions	746,810.78
10.3.1.10.62-2	Certificates of Real Estate Receivables	110,124.88
10.3.1.10.90-7	Others	2,532,226.60
10.3.1.15.00-5	MUTUAL FUNDS	910,045.90
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	257,822.01
10.3.1.20.10-0	Listed companies stocks	156,865.37
10.3.1.20.20-3	Non-listed companies stocks	20,182.22
10.3.1.20.40-9	Equity Funds	80,774.42
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,750,948.72
10.3.1.85.10-7	Brazilian Sovereign Bonds	915,585.38
10.3.1.85.20-0	Securities of Foreign Governments	235,808.25
10.3.1.85.30-3	Brazilian State-Owned Companies	79,480.38
10.3.1.85.90-1	Others	520,074.71
10.3.2.00.00-6	Subject to Commitments	4,813,603.32
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	4,813,603.32
10.3.2.10.10-6	Federal Government Securities	4,809,969.69
10.3.2.10.90-0	Other	3,633.63
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	1,002,424.42
10.3.3.10.00-6	Derivative Financial Instruments	416,154.54
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	586,269.88
10.3.4.00.00-2	Pledged With Brazilian Central Bank	635,265.07
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	635,265.07
10.3.6.00.00-8	Pledged Under Guarantee Rendered	871,890.19
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	871,890.19
10.3.6.10.10-8	Federal Government Securities	741,843.46
10.3.6.10.90-2	Other	130,046.73
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,237,062.03
10.4.1.00.00-2	Check Clearing	9,417.77
10.4.2.00.00-5	Restricted Deposits	5,201,993.49
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,150,205.85
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	2,274.00
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	49,513.64
10.4.2.65.10-5	Novation Option	49,513.64
10.4.4.00.00-1	Correspondent Banks	25,650.77
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	82,180.99
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	31,674,079.87
10.6.1.00.00-0	Lending Operations	31,688,986.99
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	19,145,454.61
10.6.1.20.00-4	FINANCING	12,018,964.98
10.6.1.30.00-1	AGRICULTURAL	1,123,181.59
10.6.1.40.00-8	REAL ESTATE LOANS	1,344,763.03
10.6.1.40.30-7	Habitational Loans	1,344,763.03
10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LOANS	(1,943,377.22)
10.6.2.00.00-3	Leasing Operations	(14,907.12)
10.6.2.10.00-0	LEASING OPERATIONS	6,009.80
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING	(20,916.92)
10.9.0.00.00-4	OTHER RECEIVABLES	15,948,503.73
10.9.1.00.00-7	Guarantees Honored	29,850.42
10.9.2.00.00-0	Foreign Exchange	2,832,903.24
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,367,473.22
10.9.2.06.10-7	Export and Interbank Contracts	2,003,592.80
10.9.2.06.30-3	Financial	15,170.95
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	348,709.47
10.9.2.20.00-4	EXCHANGE AND TIME DOCUMENTS IN FOREIGN CURRENCIES	225.30
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	582,791.75
10.9.2.25.10-2	Import And Financial Contracts	188,740.19
10.9.2.25.20-5	Interbank	39,694.06
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	354,357.50
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(138,867.31)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	21,280.28
10.9.3.00.00-3	INCOME RECEIVABLE	150,150.09
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	238,293.45
10.9.4.30.00-7	DEBTS TO LIQUIDATE	177,268.74
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	56,854.96
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	4,169.75
10.9.5.00.00-9	Specific Credits	978,047.76
10.9.5.30.00-0	INSURANCE COMPANIES	978,047.76
10.9.5.30.10-3	Receivables of Insurance Operations	970,900.22
10.9.5.30.20-6	Notes and Credits Receivable	7,147.54
10.9.7.00.00-5	Other	10,712,997.71
10.9.7.25.00-4	FORECLOSED ASSETS	186,491.16
10.9.7.25.90-1	Other Assets	186,491.16
10.9.7.30.00-6	PROVISION FOR LOSSES	(54,920.68)
10.9.7.30.90-3	Other Assets	(54,920.68)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,616,669.71
10.9.7.40.10-6	Deferred Tax - Real After 5 years	220,579.91
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,326,138.63
10.9.7.40.50-8	Deferred Tax	1,069,951.17
10.9.7.45.00-8	PREPAID TAXES	759,660.84
10.9.7.50.00-0	TAX RECOVERY	47,781.65
10.9.7.90.00-8	FOREIGN DEBTORS	255,495.81
10.9.7.95.00-3	LOCAL DEBTORS	6,901,819.22
10.9.8.00.00-8	Nonperforming Loans and Allowance for Losses on Other Credits	(93,728.99)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(93,728.99)
10.9.9.00.00-1	Prepaid Expenses	1,099,990.05
20.0.0.00.00-6	PERMANENT ASSETS	4,048,412.88
20.1.0.00.00-5	INVESTMENTS	811,443.58
20.1.2.00.00-1	Investments In Subsidiary Companies	226,867.96
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	226,867.96
20.1.2.10.10-1	Authorized to work by Brazilian Central Bank	37,730.55
20.1.2.10.90-5	Other	189,137.41
20.1.3.00.00-4	Fiscal Incentive Investments	6,727.67
20.1.4.00.00-7	Membership Certificates	41,862.20
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	41,894.53
20.1.4.10.10-7	Securities Exchanges and CETIP	41,681.26
20.1.4.10.90-1	Other	213.27
20.1.4.99.00-1	ALLOWANCE FOR LOSSES ON MEMBERSHIP CERTIFICATES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	17,374.44
20.1.5.10.00-7	STOCKS AND QUOTAS	20,115.71
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,146.81
20.1.5.10.20-3	Other	12,968.90
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR LOSSES SHARES AND QUOTAS LOSSES	(3,238.23)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,009.01)
20.1.9.00.00-2	Other Investments	518,611.31
20.1.9.90.00-5	OTHER INVESTMENTS	525,229.03
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,617.72)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	933,682.50
20.2.1.00.00-7	Storaged Furniture And Equipment	1,540.07
20.2.2.00.00-0	Property And Equipment In Process	71,728.38
20.2.3.00.00-3	Land And Buildings	421,600.23
20.2.3.10.00-0	LAND AND BUILDINGS	607,271.49
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(185,671.26)
20.2.4.00.00-6	Furniture And Equipment	185,546.91
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	515,957.70
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(330,410.79)
20.2.8.00.00-8	Others	253,266.91
20.2.8.90.00-1	OTHER OPERATING ASSETS	892,041.16
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(638,774.25)
20.3.0.00.00-3	LEASED ASSETS	1,164,800.03
20.4.0.00.00-2	DEFERRED CHARGES	1,138,486.77
20.4.1.00.00-5	Organization And Expansion Costs	2,961,292.44
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	64,046.11
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,897,246.33
20.4.9.00.00-9	Accumulated Amortization	(1,822,805.67)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(40,259.28)
20.4.9.90.00-2	OTHER	(1,782,546.39)
30.0.0.00.00-9	OFF-BALANCE ITEMS	622,872,313.36
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	7,314,112.52
30.1.1.00.00-1	Imported Credits Outstanding	107,208.43
30.1.3.00.00-7	Confirmed Exported Credits	18,001.15
30.1.4.00.00-0	Guarantees Provided	7,155,178.01
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL
	BANK	216,389.98
30.1.4.90.00-3	Other	6,938,788.03
30.1.5.00.00-3	Co-Obligation For Credit Assignment	33,724.93
30.4.0.00.00-5	CUSTODY	116,635,388.17
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,135.87
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	5,033.19
30.4.6.00.00-3	Amounts Guaranted By Pledged Deposits	82,655.48
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	116,528,366.65
30.5.0.00.00-4	COLLECTION	20,918,128.59
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	106,399,050.90
30.6.1.00.00-6	Equity, Financial Assets And Commodities	99,217,886.99
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	6,456,178.63
30.6.5.00.00-8	Credit Risk On Swap Contracts	678,171.28
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	236,237.40
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	338,881.09
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	103,052.79
30.6.6.00.00-1	Derivatives credits - risk received	46,814.00
30.8.0.00.00-1	CONTRACTS	41,266,125.39
30.9.0.00.00-0	CONTROL	330,339,507.79
30.9.7.00.00-1	Capital Required To Market Risk Covery	505,609.22
30.9.7.10.00-8	EXCHANGE RATE	392,795.23
30.9.7.20.00-5	INTEREST RATE	112,813.99
30.9.8.00.00-4	CONTROL	1,111,371.93
30.9.8.10.00-1	Total Foreign Exchange Exposure	992,654.16
30.9.8.90.00-7	Deferred Tax - Limits	118,717.77
30.9.8.90.10-0	Deferred Tax from Gains	49,026.99
30.9.8.90.30-6	Deferres Tax Exclusion Level I	69,690.78
30.9.9.00.00-7	Other assets off-balance sheet	328,722,526.64
39.9.9.99.99-4	TOTAL ASSETS	716,259,547.69
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	83,121,233.70
40.1.0.00.00-1	DEPOSITS	35,499,337.25
40.1.1.00.00-4	Demand Deposits	3,777,098.94
40.1.2.00.00-7	Saving Deposits	5,628,923.11
40.1.3.00.00-0	Interbank Deposits	23,093.03
40.1.5.00.00-6	Time Deposits	26,068,491.55
40.1.8.00.00-5	Foreign Deposits	625.43
40.1.9.00.00-8	Other Deposits	1,105.19
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	11,453,809.55
40.2.1.00.00-3	Own Portfolio	7,555,118.02
40.2.2.00.00-6	Third Parties	3,310,613.66
40.2.3.00.00-9	Unrestricted Notes	588,077.87
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	1,567,881.81
40.3.1.00.00-2	Mortgage Notes	547,779.39
40.3.3.00.00-8	Securities Abroad	1,020,102.42
40.4.0.00.00-8	INTERBANK ACCOUNTS	55,282.66
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	422,667.10
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,520,892.44
40.6.1.00.00-9	Borrowings	3,365,843.85
40.6.1.10.00-6	LOCAL BORROWINGS	158,974.58
40.6.1.20.00-3	FOREIGN BORROWINGS	3,206,869.27
40.6.2.00.00-2	Onlendings	6,155,048.59
40.6.2.10.00-9	LOCAL ONLENDINGS	6,011,777.23
40.6.2.20.00-6	FOREIGN ONLENDINGS	143,271.36
40.7.0.00.00-5	Derivative Financial Instruments	708,477.41
40.8.0.00.00-4	OTHER LIABILITIES	20,929,068.35
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	76,944.97
40.8.2.00.00-0	Foreign Exchange Portfolio	1,189,037.62
40.8.3.00.00-3	Social And Statutory	498,671.29
40.8.3.10.00-0	DIVIDENDS PAYABLE	409,025.52
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	28,251.92
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	61,393.85
40.8.4.00.00-6	Taxes And Social Security	2,393,507.09
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	157,753.11
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	263,906.33
40.8.4.20.00-0	TAXES PAYABLE	278,514.43
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	56,331.76
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,637,001.46
40.8.5.00.00-9	Negotiation And Intermediation of Securities	395,027.26
40.8.7.00.00-5	Specific Liabilities	8,256,657.15
40.8.7.30.00-6	INSURANCE COMPANIES	3,412,324.26
40.8.7.30.10-9	Non-Committed Technical Provisions	1,060,837.35
40.8.7.30.20-2	Committed Technical Provisions	1,843,573.72
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	507,913.19
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,308,011.47
40.8.7.35.10-4	Non-Committed Technical Provisions	4,305,763.52
40.8.7.35.30-0	Debts from Social Contribution Transaction	2,247.95
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	536,321.42
40.8.7.40.10-6	Non-Committed Technical Provisions	485,963.73
40.8.7.40.20-9	Committed Technical Provisions	50,357.69
40.8.9.00.00-1	Sundry	8,119,222.97
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	347,421.15
40.8.9.90.00-4	OTHER LIABILITIES	7,771,801.82
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	2,963,817.13
40.9.2.00.00-9	Subordinated Debt	1,738,614.03
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,315,702.71
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	351,754.85
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	71,156.47
40.9.3.00.00-2	Other Subordinated Debt	1,225,203.10
50.0.0.00.00-5	DEFERRED INCOME	75,770.05
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	9,524,428.76
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	9,524,428.76
60.1.1.00.00-0	Capital	5,538,880.63
60.1.1.10.00-7	CAPITAL	5,343,987.08
60.1.1.10.13-1	Common Shares - Local Residents	3,228,506.72
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	576,529.15
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	316.69
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,521,824.21
60.1.1.10.28-9	Quotas - Local Residents	16,810.29
60.1.1.20.00-4	CAPITAL INCREASE	194,893.55
60.1.1.20.13-8	Common Shares - Local Residents	194,739.44
60.1.1.20.23-1	Common Shares - Foreign Residents	154.11
60.1.3.00.00-6	Capital Reserves	226,802.67
60.1.4.00.00-9	Revaluation Reserves	9,114.13
60.1.5.00.00-2	Revenue Reserves	3,660,246.70
60.1.5.10.00-9	LEGAL RESERVE	471,813.30
60.1.5.20.00-6	STATUTORY RESERVE	3,188,431.86
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	24,468.17
60.1.8.00.00-1	Retained Earnings	115,813.27
60.1.9.00.00-4	Treasury Stock	(50,896.81)
70.0.0.00.00-1	REVENUES	15,440,497.18
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	13,182,927.06
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,230,475.15
70.2.1.00.00-2	Insurance Companies	1,015,037.54
70.2.1.10.00-9	INSURANCE PREMIUMS	845,946.21
70.2.1.30.00-3	FINANCIAL REVENUES	144,221.01
70.2.1.90.00-5	OTHER	24,870.32
70.2.2.00.00-5	Private Retirement Companies	687,854.03
70.2.2.10.00-2	CONTRIBUTION REVENUES	284,225.22
70.2.2.30.00-6	FINANCIAL INCOME	345,313.84
70.2.2.90.00-8	OTHER	58,314.97
70.2.3.00.00-8	Annuity Products Companies	340,284.20
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	287,298.14
70.2.3.30.00-9	FINANCIAL REVENUES	49,774.76
70.2.3.90.00-1	Other	3,211.30
70.2.4.00.00-1	Credit Card Companies	25,587.32
70.2.4.30.00-2	FINANCIAL REVENUES	25,587.32
70.2.9.00.00-6	Other Activities	161,712.06
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	116,309.04
70.2.9.30.00-7	FINANCIAL REVENUES	45,403.02
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	19,964.84
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	7,130.13
70.4.1.00.00-0	Insurance Companies	2,873.04
70.4.2.00.00-3	Private Retirement Companies	514.77
70.4.3.00.00-6	Annuity Products Companies	15.68
70.4.9.00.00-4	Other Activities	3,726.64
80.0.0.00.00-4	EXPENSES	(14,774,695.36)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(12,382,295.92)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,939,055.88)
80.2.1.00.00-5	Insurance Companies	(923,441.24)
80.2.1.10.00-2	INSURANCE CLAIMS	(461,896.63)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(141,368.98)
80.2.1.30.00-6	FINANCIAL EXPENSES	(80,338.95)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(148,890.69)
80.2.1.90.00-8	OTHER	(90,945.99)
80.2.2.00.00-8	Private Retirement Companies	(641,356.97)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(292,343.82)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(4,533.57)
80.2.2.30.00-9	FINANCIAL EXPENSES	(314,767.28)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(25,005.03)
80.2.2.90.00-1	OTHER	(4,707.27)
80.2.3.00.00-1	Annuity Products Companies	(290,852.66)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(17,352.71)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(4,298.41)
80.2.3.30.00-2	FINANCIAL EXPENSES	(261,511.42)
80.2.3.90.00-4	OTHER	(7,690.12)
80.2.4.00.00-4	Credit Card Companies	(41,422.02)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(41,422.02)
80.2.9.00.00-9	Other Activities	(41,982.99)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(25,862.02)
80.2.9.20.00-3	SELLING EXPENSES	(2,241.91)
80.2.9.30.00-0	FINANCIAL EXPENSES	(6,627.79)
80.2.9.40.00-7	OTHER ADMINISTRATIVE EXPENSES	(6,803.74)
80.2.9.90.00-2	Other	(447.53)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(31,024.51)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(422,319.05)
80.9.4.00.00-7	Income Tax and Social Contribution	(305,305.60)
80.9.4.10.00-4	INCOME TAX	(219,069.75)
80.9.4.10.10-7	Financial Activities	(202,353.81)
80.9.4.10.20-0	Non-Financial Activities	(16,715.94)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(86,235.85)
80.9.4.30.10-1	Financial Activities	(74,558.06)
80.9.4.30.20-4	Non-Financial Activities	(11,677.79)
80.9.7.00.00-6	Profit Sharing	(117,013.45)
80.9.7.10.00-3	PROFIT SHARING	(117,013.45)
80.9.7.10.10-6	Administrators	(2,921.44)
80.9.7.10.20-9	Employees	(114,092.01)
90.0.0.00.00-7	OFF-BALANCE ITEMS	622,872,313.36
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	716,259,547.69

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Financial Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated quarterly financial information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. From this quarter, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly financial information on a proportional basis.

The quarterly financial information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions. (See Note 9 (a) (15)).

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards;

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and
-	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision, the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco
Marketable Securities	Unibanco	Consolidated
Trading assets	5,082,061	10,885,173
Available for sale	9,593,194	4,585,957
Held to maturity	2,659,942	4,087,972
Subtotal	17,335,197	19,559,102
Derivative financial instruments (see Note 20 (g))	1,009,027	1,002,425
Total	18,344,224	20,561,527
Current	7,400,051	13,728,560
Long-term	10,944,173	6,832,967

(b) Trading assets

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value

Federal government	4,850,441	4,857,300	8,868,001	8,891,078
Financial treasury bills	264,400	265,849	1,159,836	1,162,161
Treasury bills	4,586,041	4,591,451	7,453,210	7,475,316
Treasury notes	-	-	254,836	253,601
Other	-	-	119	-
Brazilian sovereign bonds	-	-	44,850	44,850
Bank debt securities	78,489	80,472	708,343	710,326
Eurobonds	-	-	105,350	107,333
Time deposits	-	-	602,993	602,993
Corporate debt securities	52,601	56,688	365,732	367,981
Debentures	52,601	56,688	339,581	341,830
Eurobonds	-	-	26,151	26,151
Mutual funds	75,814	75,814	538,681	538,681
Other	2,557	11,787	305,475	332,257
Total	5,059,902	5,082,061	10,831,082	10,885,173

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	41,773	(15,096)	26,677	366,028	(14,671)	351,357
Financial treasury bills	-	-	-	309,370	401	309,771
Treasury bills	-	-	-	14,110	32	14,142
Treasury notes	-	-	-	128	(2)	126
Treasury Bonds	4,642	(599)	4,043	4,642	(599)	4,043
Other	37,131	(14,497)	22,634	37,778	(14,503)	23,275
Brazilian sovereign bonds	1,502,451	114,679	1,617,130	1,502,451	114,679	1,617,130
Bank debt securities	5,838,553	1,343	5,839,896	277,044	1,027	278,071
Debentures	5,313,152	-	5,313,152	-	-	-
Eurobonds	323,887	-	323,887	37,363	(315)	37,048
Mortgage notes	124,611	1,703	126,314	124,611	1,703	126,314
Time deposits	1,009	1	1,010	19,195	1	19,196
Other	75,894	(361)	75,533	95,875	(362)	95,513
Corporate debt securities	2,110,824	(33,553)	2,077,271	2,268,965	(33,568)	2,235,397
Debentures	2,002,122	(30,965)	1,971,157	2,156,893	(30,980)	2,125,913
Eurobonds	61,885	2,152	64,037	66,378	2,153	68,531
Other	46,817	(4,740)	42,077	45,694	(4,741)	40,953
Mutual funds	12,038	-	12,038	11,950	-	11,950
Marketable equity securities	35,782	(15,600)	20,182	116,354	(24,302)	92,052
Total	9,541,421	51,773	9,593,194	4,542,792	43,165	4,585,957

(ii) By maturity:

	Unibanco		Unibanco Consolidated

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	176,650	172,126	200,117	195,627
Between 3 months and 1 year	551,136	544,227	761,039	754,456
Between 1 and 3 years	574,570	548,745	725,131	699,246
Between 3 and 5 years	807,703	796,132	850,995	839,417
Between 5 and 15 years	6,285,904	6,304,670	779,340	797,896
More than 15 years	1,097,638	1,195,074	1,097,866	1,195,313
No stated maturity (1)	47,820	32,220	128,304	104,002
Total	9,541,421	9,593,194	4,542,792	4,585,957
___________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment		Amortized cost

Federal government	497,916	1,863,010
Financial treasury bills	-	181,394
Central Bank notes	189,217	202,446
Treasury notes	308,364	1,477,739
Treasury bills	-	1,095
Other	335	336
Brazilian sovereign bonds	1,983,482	2,017,935
Bank debt securities	104,817	104,817
Eurobonds	104,817	104,817
Corporate debt securities	73,727	102,210
Eurobonds	73,727	73,727
Debentures	-	23,027
Other	-	5,456
Total	2,659,942	4,087,972

The fair value of these securities was R$2,822,329 in Unibanco and R$4,245,553 in Unibanco Consolidated.

The difference between the amortized cost and the fair value totaled R$162,387 in Unibanco and R$157,581 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity		Amortized cost

Less than 3 months	247,194	249,090
Between 3 months and 1 year	558,583	779,261
Between 1 and 3 years	598,981	615,335
Between 3 and 5 years	362,519	407,652
Between 5 and 15 years	892,494	922,039
More than 15 years	171	1,114,595
Total	2,659,942	4,087,972

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	14,812,059	13,626,353
Financing	9,166,808	11,981,611
Agricultural	1,123,182	1,123,182
Real estate loans	1,344,613	1,344,613
Credit card	-	5,556,425
Total lending operations	26,446,662	33,632,184

Leasing operations	-	847,128
Advances on exchange contracts (1)	1,642,457	1,642,457
Total leasing operations and advances on exchange contracts	1,642,457	2,489,585

Guarantees honored	29,850	29,850
Other receivables (2)	681,181	3,723,224
Total other credits	711,031	3,753,074

Total risk	28,800,150	39,874,843

By maturity
Past-due for more than 15 days (Note 5 (d))	590,584	1,595,226
Falling due:
Less than 3 months (3)	9,980,811	16,065,338
Between 3 months and 1 year	8,003,061	10,711,568
Between 1 and 3 years	6,739,997	7,904,687
More than 3 years	3,485,697	3,598,024
Total risk	28,800,150	39,874,843
___________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6(a))
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable (with attributes of lending), insurance premium and receivables from credit card operations (Note 7).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated

	Value	% of total	Value	% of total
		distribution		distribution
Manufacturing	11,648,763	40.4	12,177,594	30.6
Retailers	3,591,285	12.5	3,888,701	9.8
Financial service	1,311,097	4.6	1,193,575	3.0
Residential construction loans	323,508	1.1	323,659	0.8
Other services	4,828,098	16.8	6,230,211	15.6
Agriculture, livestock, forestry and fishing	891,583	3.1	891,583	2.2
Individual	6,205,816	21.5	15,169,520	38.0
Total	28,800,150	100.0	39,874,843	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated

Largest Clients	Value	% of total	Value	% of total
10 largest clients	3,316,993	11.5	3,316,993	8.3
50 next largest clients	5,932,958	20.6	5,853,136	14.7
100 next largest clients	3,976,782	13.8	4,132,066	10.4
Other clients	15,573,417	54.1	26,572,648	66.6
Total	28,800,150	100.0	39,874,843	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,716,138	-	-	13,716,138	47.6	12,825	-
A	0.5	9,112,811	-	-	9,112,811	31.6	50,790	0.6
B	1.0	2,487,979	199,434	30,327	2,717,740	9.4	33,473	1.2
C	3.0	1,027,843	212,736	45,846	1,286,425	4.5	111,445	8.7
D	10.0	773,761	120,061	66,735	960,557	3.3	287,205	29.9
E	30.0	47,880	65,829	38,213	151,922	0.5	75,809	49.9
F	50.0	59,229	49,843	51,102	160,174	0.6	111,962	69.9
G	70.0	100,476	43,212	43,868	187,556	0.7	187,370	99.9
H	100.0	33,602	158,732	314,493	506,827	1.8	506,827	100.0
Total		27,359,719	849,847	590,584	28,800,150	100.0	1,377,706
% of total risk							4.8%

Unibanco Consolidated

	% minimum allowance required		Past-due credits

Risk		Current	Falling due	Overdue	Total	Distribution	Total	% effective
level		credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	-
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.1	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.2	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%
___________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$765,895 in Unibanco and R$925,276 in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

		Unibanco
	Unibanco	Consolidated
Balance at the beginning of the quarter	1,216,212	1,788,997
Provision for credit losses	282,486	655,379
Loan charge-offs	(120,992)	(383,762)
Balance at the end of the quarter	1,377,706	2,060,614
Loan recoveries (1)	11,468	31,495
___________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco
	Unibanco	Consolidated
Assets - Other credits
Unsettled exchange purchases	2,367,473	2,367,473
Rights on foreign exchange sold	582,792	582,792
(-) Received advances	(138,867)	(138,867)
Income receivable from advances on exchange contracts	21,280	21,280
Other	225	225
Total	2,832,903	2,832,903

Liabilities - Other liabilities
Unsettled exchange sales	585,750	585,750
Obligations for foreign exchange purchased	2,348,556	2,348,556
(-) Advances on exchange contracts	(1,642,457)	(1,642,457)
Other	(102,811)	(102,811)
Total	1,189,038	1,189,038

Off-balance sheet
Import credits outstanding	89,664	107,208
Confirmed export credits	19,232	19,232

(b) Statement of income

		Unibanco
	Unibanco	Consolidated
Income from foreign exchange transactions	1,077,336	1,114,438
Expenses from foreign exchange transactions	(989,880)	(1,024,197)
Net gain on foreign exchange transactions	87,456	90,241

7. Other Credits - Sundry

		Unibanco
	Unibanco	Consolidated
Receivables from credit card operations	-	2,385,362
Escrow deposits for civil and labor suits (1)	977,814	2,310,460
Insurance premium	-	1,008,208
Prepaid taxes	318,840	815,443
Notes and credits receivable	705,941	709,693
Salary advances and other	59,627	79,901
Receivables from purchase of assets	14,851	76,030
Accounts receivable from subsidiaries	233,096	-
Other	533,305	907,528
Total	2,843,474	8,292,625
Current	1,124,010	5,010,840
Long-term	1,719,464	3,281,785
___________________
(1)	Substantially related to fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the quarterly financial information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,389,253	5,592,525
Long-term assets	2,544,316	5,955,480
Permanent assets	64,251	150,393
Total assets	4,997,821	11,698,399

Current liabilities	2,454,572	5,745,417
Long-term liabilities	2,247,995	5,261,883
Deferred income	262	614
Branch equity	294,991	690,486
Total liabilities	4,997,821	11,698,399

Net income for the quarter	21,704	60,068

In accordance with the Summary Minutes of the Meeting of the Executive Board of Officers, held on July 26, 2005, the distribution of dividends was approved in the amount of US$80,299 thousand and US$6,562 thousand, from the Nassau and the Grand Cayman branches, respectively.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$31,570 in Unibanco and R$40,618 in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares		Percentage holding (%)
	or quotas (in thousands)				Adjusted
	direct and indirect			Unibanco	stockholders	Investments	Adjusted net	Equity in results
	Common	Preferred	Unibanco	Consolidated	equity	value	income (loss)	adjustments
Investments of Unibanco

Subsidiary companies
Unicard Banco Múltiplo S.A. (5) (11)
and (14)	152,372,904	91,811,816	100.000	100.000	1,063,263	1,063,263	115,762	115,762
Unipart Participações Internacionais Ltd.	990	-	100.000	100.000	896,932	896,932	(16,007)	(16,007)
Banco Fininvest S.A.	4	1	100.000	100.000	716,776	716,776	23,549	23,776
Unibanco AIG Seguros S.A. (12)	345,014	188,814	49.709	49.709	1,419,713	705,727	82,483	42,822
Unibanco Companhia de Capitalização (3)	4,194	-	99.999	100.000	404,752	404,752	36,245	36,245
Banco Único S.A. (4)	2,768,399	2,768,998	99.999	99.999	243,337	234,199	8,750	8,717
Banco Dibens S.A. (10)	8,858,142	-	99.999	99.999	202,422	202,422	(13,239)	(12,055)
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (2) and (9)	4,955	4,955	100.000	100.000	118,440	118,440	4,539	5,138
Unibanco Empreendimentos e Participações
Ltda. (3)	201,910	-	48.003	100.000	223,779	107,421	1,855	890
Interbanco S.A.	20,000	-	99.996	99.999	79,770	79,767	9,902	9,902
Unibanco Negócios Imobiliários Ltda. (3)	49,568	-	99.999	100.000	59,739	59,739	1,509	1,913
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	109,796	54,897	9,462	4,744
BWU Comércio e Entretenimento Ltda.
(3) and (13)	67,562	-	59.792	59.792	60,801	36,355	660	248
Unibanco Asset Management – Banco de
Investimento S.A. (2)	1,468	1,468	99.999	100.000	33,833	33,833	4,978	4,978
Unibanco Empreendimentos Ltda. (3)	150,489	-	16.126	100.000	126,970	20,475	919	148
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	5,894	5,894	8,083	8,083
Dibens Leasing S.A. – Arrendamento
Mercantil (10) and (15)	43,962	-	99.999	99.999	236,836	236,836	328	(3,197)
Others	-	-	-	-	-	348,089	-	34,560

Jointly controlled companies(i)
Banco Investcred Unibanco S.A. –
(PontoCred) (6)	95	-	49.997	49.997	142,343	71,167	21,467	10,880
Serasa S.A.	366	349	19.045	19.174	188,069	35,818	21,707	3,768
Tecnologia Bancária S.A.	762,278	-	17.925	20.166	143,107	24,487	8,881	1,724
Redecard S.A. (14)	-	-	-	-	-	-	-	-
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	41,218	10,305	3,576	723
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	50.000	12,647	6,324	866	432
Others	-	-	-	-	-	30,302	-	6,717
Total						5,504,220	-	290,911

Investment of
Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	-	11.082	1,524,198	168,918	39,563	4,402
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	109,796	54,897	9,462	4,744
Others	-	-	-	-	-	2,758	-	1,013
Total						226,573	-	10,159

	Number of shares or quotas			Adjusted
Main direct, indirect and jointly controlled subsidiary	(in thousands)		Percentage	stockholders	Adjusted net
companies invested by:	Common	Preferred	holding (%)	equity	income (loss)
Unipart Participações Internacionais Ltd.
Unibanco Cayman Bank Ltd.	13,252	-	100.000	331,615	(26,920)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	162,214	2,711
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,203	14,186
Hipercard Banco Múltiplo S.A. (5) and (8)	-	95,738	19.293	809,413	26,436
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	260,240	18,747
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	58,069	4,022
Unibanco AIG Warranty S.A.	560	-	70.000	24,316	(253)
IRB – Brasil Resseguros S.A.	-	111	11.082	1,524,198	39,563
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	60,580	10,532
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5) and (8)	298,819	5,940	61.414	809,413	26,436
Redecard S.A. (14)	200	400	31.943	62,887	58,116
_______________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)
The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)
During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)
Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held in October 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)
During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)
Through the Extraordinary Shareholders' Meeting held in June 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held in July 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8)
In March 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million which is being amortized in accordance with the expected period of benefit of up to ten years.

(9)	In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10)
In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit of up to ten years. The transaction is subject to the approval of the Central Bank of Brazil.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A. and on the same occasion, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil.

(11)
In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the period ended December 31, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$138 million. See Note 12 ((b) 1).

(12)
In June 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previously recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) set up of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13)
Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(14)	In September 2005, Unicard Banco Múltiplo S.A. acquired from Unibanco the capital of Redecard S.A., at book value.

(15)
The Extraordinary Shareholders' Meeting held in November 2005 approved the merger of Unibanco Leasing S.A. – Arrendamento Mercantil into Dibens Leasing S.A. – Arrendamento Mercantil, at its book value.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated quarterly financial information and the amount amortized were as follows:

	Balance to be amortized	Amortization during the quarter
Fininvest	291,604	7,786
Hipercard	346,265	10,600
Other (1)	175,208	9,790
Total	813,077	28,176
___________________
(1) As described in Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 14.20% per annum, and are payable up to January 23, 2007.

(b) The euronotes in the amount of R$1,182,192 in Unibanco and R$988,848 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.65% per annum in Unibanco and 3.45% per annum in Unibanco Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% per annum.

(c) The other issues totaled R$31,255 in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.34% per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.62% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The provision for eventual future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follow:

(a) Balance sheet

		Unibanco
	Unibanco	Consolidated
Tax litigation	848,960	1,620,442
Labor litigation	359,750	680,032
Civil litigation	244,299	403,982
Total	1,453,009	2,704,456

Recorded in Other Liabilities
- Taxes and Social Security	848,960	1,620,442
- Others (Note 13 (c))	604,049	1,084,014
	1,453,009	2,704,456

(b) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco

	Unibanco	Consolidated
Balance at the beginning of the quarter	1,497,047	2,913,684
Provision charged (1)	189,308	186,977
Payments	(233,346)	(396,205)
Balance at the end of the quarter	1,453,009	2,704,456
___________________
(1) As described in Note 9 ((a) 11), Unibanco Consolidated recorded a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies arising from the acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$238 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, mainly (i) the contestation of the widening of the basis of calculation of PIS and COFINS by Law 9.718, (ii) the contestation for the collection of CSLL at different rates - Financial System - Constitutional Amendments 01/94, 10/96 and Law 7689/88, and (iii) collection of CPMF on leasing transactions. The administration maintains provision for these and other contingencies, based on the opinion of their legal advisors.

On November 9, 2005, the Supreme Court - STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ Profit Participation Program - PIS and Tax and Social Security Financing – COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision of R$589,272 was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value had not been recognized until the final determination is certain. The provision of R$3,215 was also maintained regarding subsidiary Unibanco AIG Vida e Previdência S.A., whose lawsuits had favorable decision in the STF in December 9, 2005.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

(e) Civil litigation

Unibanco and its subsidiaries are parties to civil claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and (ii) past economic plans of the Brazilian government. Those claims represent diversified risks and the individual amounts are not significant. The amount accrued represents the evaluation of the administration and opinion of Legal Counsel Advisers to probable losses in those actions.

(f) Other judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial stabilization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

		Private
		Retirement
	Insurance	Plans	Annuity Products	Total
Provision for unearned premiums (1)	572,947	1	-	572,948
Loss Provision IBNR (The provision for claims
incurred but not yet reported)	189,222	6,382	-	195,604
Mathematical provision benefits to be granted	279,784	4,768,194	-	5,047,978
Mathematical provision for benefits granted	3,530	375,417	-	378,947
Unsettled claims	297,114	684	-	297,798
Provision for draws and redemptions	-	-	535,959	535,959
Other provisions	3,310	224,752	363	228,425
Total of technical provisions	1,345,907	5,375,430	536,322	7,257,659
Short-term	1,344,865	3,383,965	536,322	5,265,152
Long-term	1,042	1,991,465	-	1,992,507
___________________
(1) Showed net of related expenses and non incurred expenses, in the amount of R$488,837.

(b) Subordinated debt

			Remuneration per		Unibanco
	Issue	Maturity	annum	Unibanco	Consolidated
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	475,577	452,814
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	469,305	461,461
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	71,156	71,756
Line of credit (4)	December 2004	December 2009	4.74%	351,755	351,755
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	439,237	439,237
Perpetual Non-cumulative
Junior Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,187,886	1,187,394
Total				2,994,916	2,963,817
Short-term				98,331	97,232
Long-term				2,896,585	2,866,585

___________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)
The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt is subject to the approval of the Brazilian Central Bank, for the purposes of capital adequacy limits.

(c) Sundry

		Unibanco

	Unibanco	Consolidated
Payable to merchants – credit card	-	3,068,475
Sale of rights of receipt of future flow of payment orders abroad (1)	2,120,017	2,109,681
Provision for labor and civil litigation (Note 12 (a))	604,049	1,084,014
Payable related to insurance companies	-	520,560
Provisions for payroll and administrative expenses	299,566	423,251
Credit to release of real estate financing	43,859	43,859
Other	141,458	334,811
Total	3,208,949	7,584,651
Short-term	775,592	4,610,914
Long-term	2,433,357	2,973,737
____________________________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of ~~Y~~$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

On July 1st, 2004, the employee’s “Free Benefits Generator Plan“ was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the quarter ended December 31, 2005, the company sponsor contributions totaled R$2,867 in Unibanco and R$3,422 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2005, the options activity was as follows:

Issuance		Vesting period	Exercise period	Price				Not
Nº	Date	until	until	R$ (1)	Granted	Exercised	Cancelled	exercised

1	01.21.2002	From 01.21.2005 to 01.21.2007	From 01.20.2006 to 01.20.2008	9.31	6,188,000	1,328,221	2,152,501	2,707,278
2	04.15.2002	From 04.15.2005 to 04.15.2007	From 04.14.2006 to 04.14.2008	10.91	34,000	11,334	-	22,666
3	08.01.2002	From 08.01.2005 to 08.01.2007	From 07.31.2006 to 07.31.2008	8.40	100,000	33,334	-	66,666
4	08.12.2002	From 08.12.2005 to 08.12.2007	From 08.11.2006 to 08.11.2008	7.05	180,000	60,000	-	120,000
5	11.01.2002	From 11.01.2005 to 11.01.2007	From 10.31.2006 to 10.31.2008	6.90	100,000	-	-	100,000
6	11.11.2002	From 11.11.2005 to 11.11.2007	From 11.10.2006 to 11.10.2008	6.90	100,000	-	100,000	-
7	11.20.2002	From 05.31.2006 to 11.20.2007	From 11.19.2006 to 11.19.2008	6.90	150,000	-	100,000	50,000
8	01.06.2003	From 01.06.2006 to 01.06.2008	From 01.05.2007 to 01.05.2009	6.66	80,000	-	80,000	-
9	02.10.2003	From 02.10.2006 to 02.10.2008	From 02.09.2007 to 02.09.2009	7.78	60,000	-	-	60,000
10	03.10.2003	From 03.10.2006 to 03.10.2008	From 03.09.2007 to 03.09.2009	8.17	83,000	-	23,000	60,000
11	04.08.2003	From 04.08.2006 to 04.08.2008	From 04.07.2007 to 04.07.2009	8.85	792,000	-	302,000	490,000
12	04.14.2003	From 04.14.2006 to 04.14.2008	From 04.13.2007 to 04.13.2009	8.94	20,000	-	20,000	-
13	05.07.2003	From 05.07.2006 to 05.07.2008	From 05.06.2007 to 05.06.2009	8.41	560,000	-	-	560,000
14	06.04.2003	From 06.04.2006 to 06.04.2008	From 06.03.2007 to 06.03.2009	10.21	300,000	-	300,000	-
15	06.16.2003	From 06.16.2006 to 06.16.2008	From 06.15.2007 to 06.15.2009	10.30	60,000	-	-	60,000
16	09.02.2003	From 09.02.2006 to 09.02.2008	From 09.01.2007 to 09.01.2009	9.83	3,113,000	-	798,000	2,315,000
17	11.10.2003	From 11.10.2006 to 11.10.2008	From 11.09.2007 to 11.09.2009	9.83	180,000	-	180,000	-
18	12.17.2003	From 12.17.2006 to 12.17.2008	From 12.16.2007 to 12.16.2009	11.50	60,000	-	-	60,000
19	01.05.2004	From 01.05.2007 to 01.05.2009	From 01.04.2008 to 01.04.2010	9.83	120,000	-	-	120,000
20	02.01.2004	From 02.01.2007 to 02.01.2009	From 01.31.2008 to 01.31.2010	13.76	180,000	-	-	180,000
21	04.05.2004	From 04.05.2007 to 04.05.2009	From 04.04.2008 to 04.04.2010	14.03	6,120	-	-	6,120
22	04.12.2004	From 04.12.2007 to 04.12.2009	From 04.11.2008 to 04.11.2010	13.91	400,000	-	-	400,000
23	04.13.2004	From 04.13.2007 to 04.13.2009	From 04.12.2008 to 04.12.2010	14.02	100,000	-	-	100,000
24	07.19.2004	From 07.19.2007 to 07.19.2009	From 07.18.2008 to 07.18.2010	13.06	470,000	-	-	470,000
25	08.04.2004	08.04.2009	08.03.2010	11.85	300,000	-	-	300,000
26	09.20.2004	From 09.20.2007 to 09.20.2009	From 09.19.2008 to 09.19.2010	13.99	10,000	-	-	10,000
27	02.01.2005	From 02.01.2008 to 02.01.2010	From 01.31.2009 to 01.31.2011	16.44	4,220,000	-	245,000	3,975,000
28	05.03.2005	From 05.03.2008 to 05.03.2010	From 05.02.2009 to 05.02.2011	19.26	25,000	-	-	25,000
29	09.19.2005	From 09.19.2008 to 09.19.2010	From 09.18.2009 to 09.18.2011	20.86	60,000	-	-	60,000

GENERAL POSITION					18,051,120	1,432,889	4,300,501	12,317,730
___________________
(1) Exercise price per Unit, actualized by IPCA (Amplified Consumer Price Index).

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before of exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after July, 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The stock option on August 4, 2004: exercise price will be decreased by the dividends distributed per stock option program in Units, during the exercise period.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2005

	Outstanding shares	Treasury stock	Total
Common	755,658,168	-	755,658,168
Preferred	641,934,290	11,265,874	653,200,164
Total	1,397,592,458	11,265,874	1,408,858,332

As of December 31, 2005, the market value of common shares were R$17.70 and R$13.40 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On December 31, 2005, the fair value of Units is R$29.35. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares will be negotiated on a per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, and reduce operational cost, as well as representing one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During 2005, the Board of Directors approved the payments of interest on capital to the shareholders, in the amount of R$753,667, qualified as complementary to the interest on capital declared related to the profit ascertained in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the year of 2005, in the amount of R$725,991, comprising R$0.5158 (R$0.4384 plus net of applicable tax) per common share and R$0.5673 (R$0.4822 plus net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$256,247.

The Units had interest on capital of R$1.0080 (R$0.8568 plus the applicable tax), comprising R$0.4406 (R$0.3746 plus the applicable tax) from Unibanco Holdings and R$0.5673 (R$0.4822 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$5.0396 (R$4.2838 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

Legal reserve	483,033
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of
capital stock	103,436
ii) Operating margin reserve – calculated based on 90% of the net income for the
year after the legal deductions and dividends up to a limit of 80% of capital stock	3,531,165
iii) Special dividends reserve	63,898
Total	4,181,532

(e) Treasury stock

During the quarter ended December 31, 2005, as per the Shares – Performance buy back program (Note 14 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)), the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
September 30, 2005	11,725,138	49,691
Conversion of own stocks	(229,632)	598
Sale of own stocks	(420,088)	(1,914)
Repurchase	190,456	2,453
December 31, 2005	11,265,874	50,828

The average cost of R$21.08 per repurchased Units, and the minimum and maximum price of share was R$15.48 and R$28.93, respectively.

(f) Changes in stockholders’ equity

Balance at the beginning of the quarter	8,986,027
Conversion, sale of own stocks	(1,125)
Prior period adjustments	(810)
Restatement of membership certificates	298
Fair value adjustments - marketable securities and derivatives, net of applicable tax	38,054
Net income for the quarter	509,452
Revaluation reserve	(35)
Interest on own capital proposed	(208,228)
Balance at the end of the quarter	9,323,633

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program has duration of 2 years, with maturity on November 4, 2005. During the Conversion Program, 2,619 thousand preferred shares were converted into Units.

(h) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

16. Other Operating Income and Expenses

(a) Other operating income

		Unibanco

	Unibanco	Consolidated
Insurance, annuity products and retirement plans premiums	-	1,231,074
Financial results from insurance, pension plans and annuity products	-	301,547
Dividends/retained earnings received from other investments,
principally consortium	9,458	22,729
Monetary correction of income receivable	1,066	1,066
Other	12,437	30,569
Total	22,961	54,364

(b) Other operating expenses

		Unibanco

	Unibanco	Consolidated
Changes in technical provision for insurance, annuity products	-	633,472
and retirement plans
Insurance claims	-	222,224
Interest and monetary correction on technical provision for	-	190,067
insurance, pension plansand annuity products
Private retirement plans benefits expenses	-	130,382
Insurance and private retirement plans selling and other expenses	-	124,462
Credit card selling expenses	-	77,886
Provision for labor and civil litigations	110,210	70,363
Monetary correction of other liabilities	9,791	67,214
Expense related to checks and billing, net	47,900	49,068
Foreign branches’ and subsidiary companies’ exchange loss	(31,570)	(40,618)
Amortization of goodwill on subsidiaries acquired	13,362	28,176
Other	59,134	17,264
Total	208,827	1,569,960

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	September			December
	30, 2005	Constitution	Realization	31, 2005
Allowance for credit losses	360,071	91,208	94,601	356,678
Other provisions not currently deductible	658,995	72,039	270,613	460,421
Tax loss and negative basis of social
contribution carry-forwards	159,071	-	(51,044)	210,115
Social contribution carry-forwards
(Provisional Measure 2158-35)	266,744	-	(10,876)	277,620
Subtotal	1,444,881	163,247	303,294	1,304,834
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	8,417	-	19,640	(11,223)
Total	1,453,298	163,247	322,934	1,293,611

				Unibanco Consolidated

				Balance of
	September			Acquired	December
	30, 2005	Constitution	Realization	Companies	31, 2005
Allowance for credit losses	537,189	157,770	129,957	-	565,002
Other provisions not currently deductible	1,202,728	87,572	334,796	20,681	976,185
Tax loss and negative basis of social
contribution carry-forwards	563,424	9,491	(32,384)	-	605,299
Social contribution carry-forwards
(Provisional Measure 2158-35)	465,172	-	(10,876)	-	476,048
Subtotal	2,768,513	254,833	421,493	20,681	2,622,534
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	10,658	(1,175)	19,153	-	(9,670)
Deferred tax obligations	(32,044)	(2,410)	269	(20,680)	(55,403)
Net deferred tax assets	2,747,127	251,248	440,915	1	2,557,461
Total assets	2,779,171				2,612,864
Total liabilities	32,044				55,403

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2005, the expected realization of deferred taxes:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2006	38,601	658,069	696,670	51,220	1,075,059	1,126,279
2007	42,548	294,004	336,552	58,773	619,952	678,725
2008	41,825	37,570	79,395	58,172	204,240	262,412
2009	48,743	37,571	86,314	70,632	160,438	231,070
2010	60,920	-	60,920	83,018	59,228	142,246
2011	44,983	-	44,983	68,397	21,168	89,565
2012 to 2014	-	-	-	64,892	3,999	68,891
2015	-	-	-	20,944	2,402	23,346
Total	277,620	1,027,214	1,304,834	476,048	2,146,486	2,622,534

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,146,566 in Unibanco and R$2,251,693 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco

	Unibanco	Consolidated
Income before income tax and social contribution, net of profit sharing	533,402	701,564
Income tax and social contribution expenses at a rate of 25% and 9%	(181,357)	(238,532)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and
exchange rate variation on subsidiaries abroad	114,405	17,264
Interest on capital paid, net	56,855	73,203
Permanent differences (net)	(13,854)	11,708
Income tax and social contribution for the quarter	(23,951)	(136,357)

18. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	509	509
Adjustments to net income	(232)	131
Depreciation and amortization	56	111
Amortization of goodwill on acquisition of subsidiary companies	14	28
Exchange gain on foreign investments	(11)	-
Provision for losses on investments	-	-
Equity in results of subsidiary and associated companies	(291)	(10)
Provision of foreclosed assets	-	2
Adjusted net income	277	640

19. Commitments and Guarantees

		Unibanco

	Unibanco	Consolidated
Co-obligation and risks for guarantees provided	7,273,524	7,315,343
Assets under management (mainly mutual
investment funds)	36,813,800	37,395,850
Lease commitments	41,520	41,570

20. Related-Party Transactions (Unibanco)

Assets
Cash and due from banks	8,544
Interbank investments	5,403,333
Marketable securities and derivative financial instruments	5,686,751
Interbank accounts	11,458
Lending operations	156,116
Other credits
. Income receivable
Dividends and interest on capital	58,297
. Sundry	233,096

Liabilities
Deposits	6,669,479
Securities sold under repurchase agreements	352,841
Resources from securities issued
. Securities abroad	193,396
Interbank accounts	37,243
Borrowings	172,832
Derivative financial instruments	57,079
Other liabilities
Social and statutory	354,313
Negotiation and intermediation of securities	-
Subordinated debt	31,099
Sundry	15,276

Revenues
Lending operations	2,256
Marketable securities	382,388
Derivative financial instruments	(6,427)
Services rendered	68,327
Other operating income	13

Expenses
Deposits and securities sold	198,635
Borrowings and onlendings	4,051

Other administrative expenses	9,912
Other operating expenses	16,455

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the quarterly financial information and their to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	8,319,965	8,359,139	3,771,082	3,788,546
Marketable securities	17,335,197	17,497,584	19,559,102	19,716,683
Lending operations	25,114,066	25,147,028	31,688,807	31,750,459
Derivatives, net	257,622	257,622	293,947	293,947

Liabilities
Interbank deposits	5,154,940	5,155,424	23,093	23,093
Time deposits	26,465,823	26,452,178	26,068,491	26,054,846
Mortgage notes	515,043	514,378	547,780	547,115
Resources from securities issued abroad	1,213,447	1,200,155	1,020,103	1,008,527
Subordinated debt (Note 13(b))	2,994,916	3,078,959	2,963,817	3,047,313
Other liabilities (Note 13(c))	2,120,017	2,279,217	2,109,681	2,268,881
Treasury stocks	50,828	165,327	50,828	165,327

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 31, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco		Unibanco Consolidated

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(4,050,247)	(4,050,247)	(1,412,806)	(1,412,806)
Currencies	(2,718,080)	(2,718,080)	(2,714,441)	(2,714,441)
Interbank interest rate	(2,207,080)	(2,207,080)	455,409	455,409
Exchange coupon	874,913	874,913	846,226	846,226
Forward contracts	397,570	379,517	419,900	401,544
Currencies	1,530,800	1,480,738	1,774,233	1,724,143
Fixed interest rate	(1,133,230)	(1,101,221)	(1,354,333)	(1,322,599)
Swap contracts	173,710	221,275	193,556	235,574
Currencies	(3,753,417)	(3,775,159)	(3,805,134)	(3,823,505)
Interbank interest rate	1,629,723	1,590,723	2,581,754	2,542,689
Fixed interest rate	1,046,155	1,069,456	210,151	224,595
Other	1,251,249	1,336,255	1,206,785	1,291,795
Swap contracts with daily reset	(493,748)	(493,748)	(493,748)	(493,748)
Currencies	(493,748)	(493,748)	(493,748)	(493,748)
Third curve swap contracts	12,844	20,484	12,844	20,484
Currencies	(243,148)	(239,010)	(243,148)	(239,010)
Interbank interest rate	134,648	136,101	134,648	136,101
Fixed interest rate	121,344	123,393	121,344	123,393
Option contracts
Purchased options	220,736	339,330	220,736	339,330
Purchase	214,379	333,920	214,379	333,920
Currencies	214,379	333,920	214,379	333,920
Sale	6,357	5,410	6,357	5,410
Currencies	6,357	5,410	6,357	5,410
Sale option	236,392	270,876	236,392	270,876
Purchase	141,486	210,387	141,486	210,387
Currencies	141,486	210,387	141,486	210,387
Sale	94,906	60,489	94,906	60,489
Currencies	94,906	60,489	94,906	60,489
___________________
(1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$21,054,922 with respect to purchase commitments and R$20,944,180 with respect to sale commitments.

On December 31, 2005, there were future transactions of R$9,878,053 in Unibanco and R$10,248,775 in Unibanco Consolidated, swap contracts in the amount of R$1,592,252 in Unibanco and R$1,592,252 in Unibanco Consolidated and forward transactions in the amount of R$150,930 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the quarter, in the amount of R$10,295 in Unibanco and R$10,937 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

	Unibanco			Unibanco Consolidated

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(4,050,247)	-	(4,050,247)	(1,412,806)	-	(1,412,806)
Forward contracts	-	379,517	379,517	-	401,544	401,544
Swap contracts	(39,419)	260,694	221,275	(28,178)	263,752	235,574
Swap contracts with daily
reset	(493,748)	-	(493,748)	(493,748)	-	(493,748)
Third curve swap contracts	-	20,484	20,484	-	20,484	20,484
Option contracts
Purchased option	339,136	194	339,330	339,136	194	339,330
Sale option	270,582	294	270,876	270,582	294	270,876
___________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$132,564 in Unibanco and R$257,266 in Unibanco Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	406,200	423,481
Between 3 months and 1 year	357,440	337,470
Between 1 and 3 years	193,923	190,249
More than 3 years	51,464	51,225
Total	1,009,027	1,002,425

Liabilities
Less than 3 months	323,696	318,292
Between 3 months and 1 year	312,099	274,576
Between 1 and 3 years	111,357	111,357
More than 3 years	4,253	4,253
Total	751,405	708,478

	Unibanco	Unibanco Consolidated
Assets
Forward contracts	53,986	71,126
Swap contracts	593,182	569,440
Third curve swap contracts	22,529	22,529
Option contracts – premiums paid	339,330	339,330
Total	1,009,027	1,002,425

Liabilities
Forward contracts	106,577	101,691
Swap contracts	371,907	333,866
Third curve swap contracts	2,045	2,045
Option contracts – premiums received	270,876	270,876
Total	751,405	708,478

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	3,397,133	(8,131,515)	32,763	651,372	(4,050,247)
Forward contracts	97,531	197,804	66,171	18,011	379,517
Swap contracts	(12,487)	103,650	82,271	47,841	221,275
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

				Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	3,727,355	(7,157,268)	1,365,815	651,292	(1,412,806)
Forward contracts	119,275	198,086	66,171	18,012	401,544
Swap contracts	(11,547)	120,920	78,598	47,604	235,574
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,164,800, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$609,065 and the residual value received in advance from these lessees amounts to R$347,421, classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2005, the insurance coverage on properties and other assets in use totaled R$549,385 in Unibanco and R$1,201,513 in Unibanco Consolidated.

(c) Up to December 31, 2005, two agreements were entered into for the compensation and liquidation of obligations within the National Financial System (SFN), in accordance with Resolution 3.263 of the National Monetary Council (CMN) of February 24, 2005.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company

			Insurance	Non-Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Company	Instituituion	1,073,903,954	49.709
02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	990,270	100.000
				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	244,184,719,985	100.000
04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,770	99.999
				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	4,969	100.000
				Financial
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	8,858,142,354	99.999
07	Dibens Leasing S.A. -			Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	43,962,243	99.999
				Financial
08	Interbanco S.A.	670,849	Bank	Instituituion	20,000,000	99.996
09	Unibanco Asset Management		Asset	Financial
	Banco de Investimento S.A.	59,608,174/0001-84	Management	Instituituion	2,936,810	99.999
10	Unibanco Negócios			Non-Financial
	Imobiliários Ltda.	34,098,442/0001-03	Service Render	Instituituion	49,568,000	99.999
11	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	100,000	99.999
12	Unibanco Empreendimentos e			Non-Financial
	Participações Ltda.	60,938,552/0001-77	Service Render	Instituituion	201,910,495	48.003
13	Unibanco Empreendimentos			Non-Financial
	Ltda.	35,765,817/0001-35	Service Render	Instituituion	150,488,716	16.126
				Financial
14	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,537,394,606	99.999
15	BWU Comércio e			Non-Financial
	Entretenimento Ltda.	00,018,517/0001-08	Service Render	Instituituion	112,993,502	59.792
16	Unibanco Investshop –
	Corretora de Valores			Financial
	Mobiliários e Câmbio S.A.	66,649,955/0001-82	Brokerage	Instituituion	9,909,084	100.000
17				Financial
	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293

18	AIG Brasil Companhia de			Non-Financial
	Seguros	33,040,981/0001-50	Brokerage	Instituituion	108,427,875	49.999

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury Securities	-	5,135,279.12	355,356.66	454,879.40	413,656.04	1,274,359.62	1,159,757.17
00.0.0.01.02.00	Brazilian Central Bank
	Securities	-	-	189,216.71	-	-	-	-
00.0.0.01.05.00	Time Deposits	-	1,009.91	-	-	-	-	-
00.0.0.01.07.00	Mortgage Notes	-	53,432.00	72,881.80	-	-	-	-
00.0.0.01.08.00	Debentures	-	110,466.63	395,330.68	519,738.48	679,433.87	5,636,027.08	-
00.0.0.01.09.00	Listed Companies Equity
	Securities	11,787.12	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies Equity
	Securities	20,182.23	-	-	-	-	-	-
00.0.0.01.11.00	Other	87,852.18	113,592.23	90,023.86	173,108.43	65,560.29	286,777.37	35,487.86
00.0.0.02.01.00	Swaps	-	126,586.84	294,290.81	121,106.04	51,198.37	-	-
00.0.0.02.02.00	Forward contracts	-	24,093.16	21,265.04	8,362.07	265.62	-	-
00.0.0.02.04.00	Options	-	240,255.87	36,736.76	62,338.07	-	-	-
00.0.0.02.06.00	Other Derivative Financial
	Instruments	-	15,264.82	5,147.37	2,116.86	-	-	-
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL INSTRUMENTS	-	406,200.69	357,439.98	193,923.04	51,463.99	-	-
00.0.0.01.00.00	TOTAL OF MARKETABLE
	SECURITIES	119,821.53	5,413,779.89	1,102,809.71	1,147,726.31	1,158,650.20	7,197,164.07	1,195,245.03

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	8,945,200.92	8,793,288.01
00.0.0.01.02.00	Brazilian Central Bank Securities	195,019.16	189,216.71
00.0.0.01.05.00	Time Deposits	1,009.91	1,009.91
00.0.0.01.07.00	Mortgage Notes	126,313.80	126,313.80
00.0.0.01.08.00	Debentures	7,340,996.74	7,340,996.74
00.0.0.01.09.00	Listed Companies Equity Securities	11,787.12	11,787.12
00.0.0.01.10.00	Non-listed Companies Equity
	Securities	20,182.23	20,182.23
00.0.0.01.11.00	Other	857,074.16	852,402.22
00.0.0.02.01.00	Swaps	593,182.06	593,182.06
00.0.0.02.02.00	Forward contracts	53,985.89	53,985.89
00.0.0.02.04.00	Options	339,330.70	339,330.70
00.0.0.02.06.00	Other Derivative Financial
	Instruments	22,529.05	22,529.05
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL INSTRUMENTS	1,009,027.70	1,009,027.70
00.0.0.01.00.00	TOTAL OF MARKETABLE
	SECURITIES	17,497,584.04	17,335,196.74

7017 - MARKETABLE SECURITIES

		No stated maturity	Up to 3 months	3 months to 1 year				More than 15 years
Code	Description				1-3 years	3-5 years	5-15 years

00.0.0.01.01.00	Own Portfolio	119,821.53	2,370,616.14	655,991.54	841,466.22	779,514.78	3,362,210.77	257,563.94
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	2,337,184.87	31,772.21	184,634.00	379,135.42	3,834,953.30	937,681.09
00.0.0.01.03.00	Derivatives
	Financial
	Instruments	-	406,200.69	357,439.98	193,923.04	51,463.99	-	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	592,290.37	28,833.01	-	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	113,688.51	386,212.95	121,626.09	-	-	-
00.0.0.01.00.00	Total	119,821.53	5,819,980.58	1,460,249.69	1,341,649.35	1,210,114.19	7,197,164.07	1,195,245.03

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

			% on the		% on the	Allowance for		% on the
Code	Description	Amount	total	Amount	total	loan losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	7,124,950.48	85.30	3,316,992.83	11.52	36,223.39	3,905,079.51	9.62
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,227,741.54	14.70	5,932,958.13	20.60	160,506.34	6,048,581.99	14.90
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	3,976,782.57	13.81	75,686.15	3,969,232.13	9.78
00.0.0.01.04.00	Other	-	-	15,573,416.82	54.07	1,105,289.91	26,665,256.55	65.70
00.0.0.01.00.00	Total	8,352,692.02	100.00	28,800,150.35	100.00	1,377,705.79	40,588,150.18	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in	Falling due portfolio

		arrears	Up to 3	3 months
Code	Description	over 15 days	months	to 1 year	1-3 years	3-5 years	5-15 years

00.1.1.00.00.00	Public Sector	-	6,052.38	116,882.63	265,133.15	296,462.44	315,612.65
00.1.1.02.00.00	Corporate Activities	-	6,052.38	116,882.63	265,133.15	296,462.44	315,612.65
00.1.1.02.01.00	Manufacturing	-	6,052.38	116,882.63	265,133.15	296,462.44	315,612.65
00.1.4.00.00.00	Private Sector	590,583.52	9,974,758.64	7,886,178.81	6,474,864.38	1,789,677.27	1,083,944.48
00.1.4.01.00.00	Agricultural	2,376.64	233,294.95	658,646.71	133,871.75	52,007.86	42,983.68
00.1.4.02.00.00	Manufacturing	78,729.42	4,438,299.18	2,714,617.90	2,785,109.36	851,319.77	104,051.89
00.1.4.03.00.00	Trade	53,127.69	2,905,754.61	445,700.59	170,119.43	16,559.26	23.63
00.1.4.04.00.00	Financial Services	332.80	389,101.15	680,747.10	239,037.49	1,878.80	0.00
00.1.4.05.00.00	Other Services	144,533.49	257,427.96	1,635,164.24	1,690,778.78	615,309.29	484,883.98
00.1.4.06.00.00	Individuals	301,785.45	1,709,871.16	1,643,321.88	1,199,080.42	60,171.87	12,423.39
00.1.4.07.00.00	Residential
	Construction loans	9,698.03	41,009.63	107,980.39	256,867.15	192,430.42	439,577.91
00.1.0.00.00.00	Total	590,583.52	9,980,811.02	8,003,061.44	6,739,997.53	2,086,139.71	1,399,557.13

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	-	20,722.09	-	-	-
00.1.1.02.00.00	Corporate Activities	-	20,722.09	-	-	-
00.1.1.02.01.00	Manufacturing	-	20,722.09	-	-	-
00.1.4.00.00.00	Private Sector	19,071,714.09	17,434,110.89	120,992.21	11,468.31	115,885.11
00.1.4.01.00.00	Agricultural	405,896.43	262,757.57	-	-	-
00.1.4.02.00.00	Manufacturing	6,405,495.83	6,357,058.89	7,697.66	1,289.54	12,902.33
00.1.4.03.00.00	Trade	3,102,634.08	2,893,492.29	14,573.39	1,720.54	12,803.60
00.1.4.04.00.00	Financial Services	494,311.81	173,808.49	1,990.15	42.56	109.55
00.1.4.05.00.00	Other Services	5,931,910.12	4,853,356.17	22,560.90	4,198.07	29,925.56
00.1.4.06.00.00	Individuals	2,485,583.87	2,683,072.91	70,504.58	3,964.52	57,484.46
00.1.4.07.00.00	Residential Construction
	Loans	245,881.95	210,564.57	3,665.53	253.08	2,659.61

00.1.0.00.00.00	Total	19,071,714.09	17,454,832.98	120,992.21	11,468.31	115,885.11

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	3,183,110.14	149,521.86	18,402,894.87	7,537,867.24
00.0.1.01.01.00	The North	34,865.10	1,479.04	58,236.80	70,596.41
00.0.1.01.02.00	The Northeast	173,695.73	6,679.76	666,111.39	498,224.82
00.0.1.01.03.00	The Southeast	2,678,808.03	125,586.83	16,528,360.69	6,167,535.71
00.0.1.01.04.00	The Middle-west	84,362.32	4,558.99	221,460.28	154,774.76
00.0.1.01.05.00	The South	211,378.96	11,217.24	928,725.71	646,735.54
00.0.1.02.00.00	Abroad	461,342.86	-	525,061.26	-
00.0.1.00.00.00	Total	3,644,453.00	149,521.86	18,927,956.13	7,537,867.24

		Savings Deposits

		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	96,842.43	5,075,464.00	27,173,953.15
00.0.1.01.01.00	The North	1,472.84	66,027.09	140,048.65
00.0.1.01.02.00	The Northeast	8,184.01	397,750.39	1,143,663.64
00.0.1.01.03.00	The Southeast	75,315.43	3,972,633.40	22,055,517.71
00.0.1.01.04.00	The Middle-west	1,859.47	131,869.48	770,669.32
00.0.1.01.05.00	The South	10,010.68	507,183.64	3,064,053.83
00.0.1.02.00.00	Abroad	-	-	1,626,197.20
00.0.1.00.00.00	Total	96,842.43	5,075,464.00	28,800,150.35

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

			Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	-	-	-	165.02	188.38
00.0.0.01.02.00	Loans	2,294,581.35	3,674,957.15	1,289,311.84	581,758.17	550,999.84
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	429,855.68	227,862.73	59,354.46	22,028.52	12,187.53
00.0.0.01.04.00	Overdraft Loans	462,776.24	488,219.17	337,242.34	101,501.34	15,574.35
00.0.0.01.05.00	Individual Loans	362,416.01	507,373.92	65,049.22	23,027.90	15,408.01
00.0.0.01.06.00	Individual Financing	142,003.66	1,500,233.22	99,976.50	90,533.65	36,858.95
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	796,786.54	226,449.64	110,505.93	27,762.52	11,218.37
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	447,257.50	24,118.40	11,119.20	5,079.12	538.35
00.0.0.01.09.00	Vendor	338,982.52	20,950.55	5,135.79	273.44	-
00.0.0.01.10.00	Purchase Financing	355,820.54	138,720.94	93,349.10	56,832.52	1,013.21
00.0.0.01.11.00	Agricultural	489,934.72	430,769.30	107,555.68	42,109.96	10,792.48
00.0.0.01.12.00	Real Estate Loans	1,124,131.74	70,624.18	74,253.65	42,037.11	18,856.01
00.0.0.01.15.00	Other Financing	5,973,210.40	1,738,369.81	394,682.91	270,496.96	286,800.86
00.0.0.01.19.00	Other Loans	498,381.53	64,162.47	70,203.09	22,818.37	120.33
00.0.0.01.00.00	Total	13,716,138.43	9,112,811.48	2,717,739.71	1,286,424.60	960,556.67

		Amounts by Risk Level					Total

Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	136.69	490.09	-
00.0.0.01.02.00	Loans	92,019.79	78,855.37	152,513.06	334,634.13	9,049,630.70	960,996.31
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	6,607.36	6,819.25	3,564.14	19,407.26	787,686.93	206,839.91
00.0.0.01.04.00	Overdraft Loans	1,256.22	2,264.85	691.21	1,261.44	1,410,787.16	-
00.0.0.01.05.00	Individual Loans	10,318.59	10,915.53	9,906.70	43,500.06	1,047,915.94	-
00.0.0.01.06.00	Individual
	Financing	23,007.92	18,186.28	12,662.14	41,736.33	1,965,198.65	1,933,901.53
00.0.0.01.07.00	Advances on
	Exchange Contracts
	(before export)	144.85	330.25	-	355.66	1,173,553.76	70,263.30
00.0.0.01.08.00	Advances on
	Exchange Contracts
	(after export)	265.30	290.48	-	1,515.44	490,183.79	29,348.40
00.0.0.01.09.00	Vendor	-	-	-	108.21	365,450.51	-
00.0.0.01.10.00	Purchase Financing	116.42	25.06	10.52	812.56	646,700.87	-
00.0.0.01.11.00	Agricultural	934.11	36,496.87	2,743.73	1,844.72	1,123,181.57	975,731.67
00.0.0.01.12.00	Real Estate Loans	5,362.69	3,444.32	3,003.53	14,507.06	1,356,220.29	1,344,269.11
00.0.0.01.15.00	Other Financing	11,888.57	2,463.15	2,341.83	13,144.44	8,693,398.93	4,580,642.05
00.0.0.01.19.00	Other Loans	-	82.87	120.31	33,862.19	689,751.16	14,851.71
00.0.0.01.00.00	Total	151,921.82	160,174.28	187,557.17	506,826.19	28,800,150.35	10,116,843.99

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

			Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate

Code	Description	Fixed Rate			Dollar	Other

00.0.0.01.01.00	Lending Operations	10,833,698.67	4,713,071.24	1,699,250.20	4,644,444.00	4,556,197.53
00.0.0.01.03.00	Other	561,219.90	121,570.03	1,878.88	1,663,737.55	5,082.35
00.0.0.01.00.00	Total	11,394,918.57	4,834,641.27	1,701,129.08	6,308,181.55	4,561,279.88

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

					Non-
		Related	Non-Related	Related	Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.01.00	Assignment of loan with co-obligation	-	-	-	3,493.74
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	3,950.78
00.0.0.01.00.00	Total	-	-	-	7,444.52

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	772.02	826,020.25	2,586.90	2,534,978.87
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	18.94	262,628.86	53.06	738,946.63
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	15.22	491,247.76	27.02	800,975.31
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	7.94	550,282.26	5.82	398,407.70
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.42	1,016,802.53	3.45	684,516.37
00.0.0.01.06.00	Over to R$ 500,000.00	2.12	10,569,156.77	1.22	3,954,986.60
00.0.0.01.00.00	Total	821.66	13,716,138.43	2,677.47	9,112,811.48

		B		C

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	248.45	252,353.63	150.32	229,178.66
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	5.64	79,250.09	5.49	76,429.89
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.87	123,159.38	3.03	92,493.48
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.72	122,680.50	0.95	66,612.92
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	1.98	407,151.43	0.74	143,693.10
00.0.0.01.06.00	Over to R$ 500,000.00	0.52	1,733,144.68	0.20	678,016.55
00.0.0.01.00.00	Total	262.18	2,717,739.71	160.73	1,286,424.60

		D		E

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	74.96	118,512.05	37.67	64,306.22
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	2.77	38,449.96	1.41	19,273.39
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.48	45,295.78	0.65	19,006.95
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.44	30,243.04	0.12	8,151.51
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.25	46,137.50	0.07	13,622.18
00.0.0.01.06.00	Over to R$ 500,000.00	0.04	681,918.34	0.01	27,561.57
00.0.0.01.00.00	Total	79.94	960,556.67	39.93	151,921.82

		F		G

		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	37.59	63,330.98	32.04	51,770.14
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.22	16,547.84	0.97	13,124.61
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.58	17,259.12	0.39	11,401.33
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.10	6,962.45	0.09	6,062.73
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.05	10,151.52	0.04	6,557.84
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	45,922.37	0.01	98,640.52
00.0.0.01.00.00	Total	39.55	160,174.28	33.54	187,557.17

		H

		Quantity
Code	Description	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	160.95	246,334.44
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.23	57,690.77
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.92	56,092.33
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.39	25,783.79
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.21	40,953.97
00.0.0.01.06.00	Over to R$ 500,000.00	0.04	79,970.89
00.0.0.01.00.00	Total	167.74	506,826.19

7026 - FIXED ASSETS

					Reference Quarter
Code	Description	Prior Quarter	Additions	Reductions

00.0.1.01.00.00	Furniture and Equipment Inventory	991.85	548.22	-	1,540.07
00.0.1.02.00.00	Property and Equipment in process	9.67	-	-	9.67
00.0.1.03.00.00	Land and Buildings in Use	103,173.53	6,343.46	1,649.06	107,867.93
00.0.1.03.01.00	Land and Buildings	103,173.53	6,343.46	1,649.06	107,867.93
00.0.1.04.00.00	Facilities, Furniture and Equipment	65,727.56	2,196.64	3,515.36	64,408.84
00.0.1.05.00.00	Other	163,934.53	6,925.19	13,856.19	157,003.53
00.0.1.00.00.00	Total	333,837.14	16,013.51	19,020.61	330,830.04

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,967,386.48	3,847,676.30	7,115,769.84	10,131,900.14	5,731,874.37	4,793,543.06
00.0.1.01.01.00	Demand Deposits	3,793,349.42	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,513,595.25	7,065,999.68	10,130,574.42	5,731,874.37	23,779.65
00.0.1.01.03.00	Savings Deposits	5,172,306.43	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	334,081.05	49,770.16	1,325.72	-	4,769,763.41
00.0.1.01.05.00	Foreign Deposits	625.44	-	-	-	-	-
00.0.1.01.06.00	Other	1,105.19	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under
	Repurchase Agreements	-	7,434,324.60	4,338,699.38	-	-	-
00.0.1.03.00.00	Local Borrowings	-	82.72	233.23	246.38	256.97	93.44
00.0.1.04.00.00	Foreign Borrowings	-	827,395.69	1,536,931.01	887,793.66	41,553.87	17,479.67
00.0.1.05.00.00	Local Onlendings	-	318,187.46	1,236,281.70	2,349,271.96	862,564.91	430,624.07
00.0.1.06.00.00	Foreign Onlending	-	3,932.99	32,349.73	68,467.89	36,772.36	1,748.50
00.0.1.08.00.00	Subordinated Debt	-	17,535.74	80,795.61	-	1,521,455.00	1,375,129.55
00.0.1.00.00.00	Total	8,967,386.48	12,449,135.50	14,341,060.50	13,437,680.03	8,194,477.48	6,618,618.29

7028 – OPERATIONAL LIMITS

			Unibanco		Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	7,729,359.61	10,992,272.30	3,262,912.69
00.0.0.01.01.00	Credit Risk	-	-	-	7,223,590.76	-	-
00.0.0.01.02.00	Exchange Rate
	Market Risk	-	-	-	392,795.22	-	-
00.0.0.01.03.00	Interest Rate
	Market Risk	-	-	-	112,973.63	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	5,471,839.32	4,586,120.94	885,718.38
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity
	Required	770,480.00	10,638,915.94	9,868,435.94	-	-	-
00.0.0.04.00.00	Minimum
	Regulatory
	Capital Required	770,480.00	5,000,000.00	4,229,520.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	7,992,597.58	11,731,582.25	3,738,984.67
00.0.0.01.01.00	Credit Risk	7,486,988.37	-	-
00.0.0.01.02.00	Exchange Rate
	Market Risk	392,795.22	-	-
00.0.0.01.03.00	Interest Rate
	Market Risk	112,813.99	-	-
00.0.0.02.00.00	Fixed Assets Ratio	5,841,491.70	3,068,753.77	2,772,737.93
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity
	Required	-	-	-
00.0.0.04.00.00	Minimum
	Regulatory
	Capital Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)
1	53855	Patriarca	54,261,265.48	46,493,439.34	(594,111.55)
2	800260	Cayman	11,620,560.39	10,997,403.46	36,927.13
3	89027	Business Center Paulista	4,728,726.60	4,743,945.19	(32,214.16)
4	96317	Business Center Rio	1,851,200.87	1,838,606.43	42,088.92
5	96074	Business Center Santo Amaro	1,430,978.96	1,424,627.67	17,426.99
6	57338	Carijós	1,145,332.02	1,102,553.45	41,206.35
7	12660	Campinas Centro	682,515.87	671,232.37	3,762.69
8	144656	Marechal - Curitiba	500,288.61	509,903.16	(4,668.23)
9	17972	Ribeirão Preto	466,364.01	453,229.13	13,451.50
10	122504	São Bernardo do Campo	257,026.63	242,367.50	7,960.82

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	79,262.37
00.0.0.01.02.00	Private Retirement	2,867.13
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	22,122.55
00.0.0.01.05.00	Compensation for Hired Employees	10,135.07
00.0.0.01.06.00	Labor Insurance Claims Premiums	800.63
00.0.0.01.07.00	Other Employees Benefits	57,023.94
00.0.0.01.00.00	TOTAL CHARGES	172,211.69
00.0.0.02.01.00	IOF (Tax on Financial Operations)	102,141.52
00.0.0.02.02.00	Income Taxes	496,678.16
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	3,914.84
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	11,079.35
00.0.0.02.05.00	Taxes for Social Security Financing	68,180.63
00.0.0.02.06.00	ISS (Municipal Services Tax)	21,111.72
00.0.0.02.07.00	Other	18,258.82
00.0.0.02.00.00	TOTAL TAXES	721,365.04

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	13,345.00	9,478,410.10
00.0.0.01.06.00	Collections	48,933.00	89,033.37
00.0.0.01.00.00	Total	62,278.00	9,567,443.47

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	25,627,537.00	14,972,375.85
00.0.1.01.01.00	Conventional System	37,118.00	37,083.19
00.0.1.01.02.00	Electronic System	25,590,419.00	14,935,292.66
00.0.1.02.00.00	Electronic Draft	61,276.00	37,950.22
00.0.1.03.00.00	Electronic Transfers	105,338.00	16,223.45
00.0.1.04.00.00	Electronic Collection	26,907,949.00	18,723,538.40
00.0.1.00.00.00	Total	52,702,100.00	33,750,087.92

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

Report of Independent Auditors

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1
We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended December 31, 2005, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the year then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4
The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of December 31, 2005 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5
The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred to in paragraph 1. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, February 13, 2006

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

					Reference Quarter
Code	Description	Prior Quarter	Additions	Reductions

00.0.0.01.00.00	ASSETS	1,246,946.56	284,132.31	122,637.89	1,408,440.98
00.0.0.01.06.00	Lending Operations	1,169,061.51	284,132.31	120,598.61	1,332,595.21
00.0.0.01.08.00	Other Credits	47,149.85	-	2,039.28	45,110.57
00.0.0.01.09.00	Investments	30,735.20	-	-	30,735.20
00.0.0.04.00.00	LIABILITIES	1,497,047.27	189,307.52	233,345.71	1,453,009.08
00.0.0.04.03.00	Labor Contingencies	457,040.40	94,251.23	191,542.09	359,749.54
00.0.0.04.04.00	Other Civil Contingencies	270,145.33	15,957.76	41,803.62	244,299.47
00.0.0.04.05.00	Other Contingencies	769,861.54	79,098.53	-	848,960.07

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,397,592.46
00.0.1.01.01.00	Common Shares - Local Residents	755,575.86
00.0.1.01.02.00	Common Shares - Foreign Residents	82.31
00.0.1.01.03.00	Preferred Shares - Local Residents	168,202.91
00.0.1.01.04.00	Preferred Shares - Foreign Residents	473,731.38
00.0.1.02.00.00	Treasury Shares	11,265.87
00.0.1.02.02.00	Preferred Shares	11,265.87

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	10.20.2005	2	10.31.2005	1	0.038823500000000
2	10.20.2005	2	10.31.2005	2	0.042705900000000
3	12.29.2005	2	01.31.2006	1	0.230370000000000
4	12.29.2005	2	01.31.2006	2	0.253407100000000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	5,842,650.28	1,981,972.04	692,487.82	7,132,134.50
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	200,977.44	15,489.69	77.15	216,389.98
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	1,343,509.04	359,798.42	80,577.34	1,622,730.12
00.0.0.01.03.00	Other	4,298,163.80	1,606,683.93	611,833.33	5,293,014.40
00.0.0.02.00.00	Co-Obligation for Credit Assignment	36,836.04	3,493.73	6,604.84	33,724.93
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	36,836.04	3,493.73	6,604.84	33,724.93

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and Local Branches
Code	Description		Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,505,823.69	6,192,059.24	8,697,882.93
00.0.0.01.01.00	Cash And Due From Banks	138,125.17	108,999.42	247,124.59
00.0.0.01.02.00	Marketable Securities	-	4,356,141.18	4,356,141.18
00.0.0.01.03.00	Lending Operations	-	1,622,783.88	1,622,783.88
00.0.0.01.04.00	Other Credits	2,367,698.52	104,134.76	2,471,833.28

00.0.0.04.00.00	LIABILITIES	2,494,224.16	8,533,819.39	11,028,043.55
00.0.0.04.01.00	Deposits	625.43	1,037,457.18	1,038,082.61
00.0.0.04.02.00	Other Funding	876,858.89	3,669,180.12	4,546,039.01
00.0.0.04.03.00	Borrowings	1,616,739.84	1,694,414.06	3,311,153.90
00.0.0.04.07.00	Subordinated Debt	-	2,132,768.03	2,132,768.03

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00 ASSETS		8,198,740.58	281,881.15	8,367.63	3,958.41	50,360.34	154,574.82
00.0.0.01.01.00	Cash And Due From Banks	160,482.38	71,704.17	7,700.15	1,701.47	12.28	5,524.14
00.0.0.01.02.00	Marketable Securities	4,209,558.28	-	-	-	-	146,582.90
00.0.0.01.03.00	Lending Operations	1,606,699.25	16,084.63	-	-	-	-
00.0.0.01.04.00	Other Credits	2,222,000.67	194,092.35	667.48	2,256.94	50,348.06	2,467.78

00.0.0.04.00.00 LIABILITIES		10,067,929.41	892,045.75	1,117.21	28,989.93	8,219.50	29,741.75
00.0.0.04.01.00	Deposits	1,010,578.84	27,499.42	4.05	-	-	0.30
00.0.0.04.02.00	Other Funding	4,334,619.29	206,054.30	1,113.16	1,383.86	38.84	2,829.56
00.0.0.04.03.00	Borrowings	2,589,963.25	658,492.03	-	27,606.07	8,180.66	26,911.89
00.0.0.04.07.00	Subordinated Debt	2,132,768.03	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Comments on Performance

Operating income was R$2,921 million in 2005. As a consequence, net income reaching R$1,838 million.

Unibanco’s stockholders’ equity reached R$9,324 million on December 31, 2005. Return on average equity was 21.1% .

Profit from financial intermediation before provision for loan losses was R$8,397 million in 2005. The 29.7% increase for the year was helped by a 26.7% growth in revenues from credit operations, which were positively influenced by an improvement in credit mix (increased participation of retail operations) and an overall growth in volumes.

Fees from services rendered totaled R$3,270 million in 2005, excluding revenues associated with the divestiture of Credicard and Orbitall (both sold in November 2004). The highlights of the year were the 25.0% growth in fees from our credit card businesses and the 13.1% growth from banking fees.

With respect to personnel and administrative expenses, the small increase of 0.7% in 2005 is attributable to budgetary discipline, efficiency gains and also the spin-off of Credicard and Orbitall (in November 2004). For comparison purposes, consumer prices measured by the IPC-A increased 5.7% in the period.

Budgetary discipline, associated to the growth in credit operations, concurred to a 940 basis points improvement in the efficiency ratio, to 51.5% in 2005.

Assets and Liabilities

Unibanco’s consolidated assets totaled R$91,831 million on December 31, 2005.

The securities portfolio in 2005 was R$19,559 million, of which 56% were classified as trading securities, 23% as securities available for sale and 21% as securities held to maturity.

Unibanco classifies as held to maturity those securities for which it has the intention and the financial capability to hold in the portfolio until maturity, based on the interest rates (positive spread) and currency of its liability positions.

The loan portfolio stood at R$39,875 million at the end of 2005, up 25.4 % for the year. Worth mentioning the Retail credit operations, which totaled R$22,505 million, a 30.9% growth over the past 12 months.

The share of Retail credit operations in the total loan portfolio continues to evolve positively. In December 2005, this ratio was at 56% of Unibanco’s total loan portfolio.

Credit operations with individuals totaled R$15,170 million, up 31.1% for the year. The credit card companies and the consumer finance companies grew 43.2% and 31.6%, respectively, during the year. The credit card companies portfolio reached R$4,001 million, whereas that of the consumer finance companies stood at R$2,941 million at the end of 2005.

The allowance for loan losses was R$2,061 million in December 2005, equivalent to 5.2% of the total portfolio. Of this total, R$441 million are additional provisions, based upon a higher prudential coverage than that required by banking regulations.

Loans classified between AA and C comprised 92.3% of the total loan portfolio in December 2005.

Total deposits and assets under management stood at R$72,895 million at year-end 2005, up 9.6% from December 2004. Core deposits (demand deposits, savings deposits and SuperPoupe) increased 15.2% in 12 months, with special mention to the 87.3% growth of SuperPoupe. The continuous improvement of the deposit mix reflects Unibanco’s efforts to reduce funding costs.

Considering the placement of the Perpetual Bond issue, in July 2005, Unibanco’s BIS ratio reached, in December 2005, 17.3%, above the minimum 11% level determined by the Brazilian Central Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer